THE *Middleton* DOLL COMPANY

April 2006

Dear Fellow Shareholder:

On behalf of the Board of Directors and management of The Middleton Doll Company, we cordially invite you to attend our Annual Meeting of Shareholders at 10:00 a.m. on Wednesday, June 7, 2006. The meeting will be held at our new headquarters in the offices of our License Products subsidiary, which does business as FirsTime Manufactory. FirsTime Manufactory is located at 1050 Walnut Ridge Drive, Hartland, Wisconsin 53029.

The accompanying Notice of Annual Meeting of Shareholders and Proxy Statement discuss the business to be conducted at the meeting. A copy of our Annual Report on Form 10-K is also included in this booklet.

We encourage you to attend the meeting in person. **Whether or not you plan to attend, please complete, sign and date the enclosed proxy card and return it in the accompanying postage-paid envelope as promptly as possible.** This will ensure that your shares are represented at the meeting.

2005 HIGHLIGHTS

As discussed in the attached information, 2005 was a year of significant change for The Middleton Doll Company. I would like to highlight the key items relating to changes in company structure and officers as well as discuss our 2005 performance and future strategies.

Company Structure

On January 1, 2006, a new agreement between The Middleton Doll Company and its two subsidiaries and InvestorsBank became effective. Under the new agreement, InvestorsBank is continuing to provide loan management, real estate management and accounting services. However, we are no longer providing any fees to InvestorsBank for the services of George R. Schonath, former president and chief executive officer of The Middleton Doll Company, who continues to serve as president and chief executive officer of InvestorsBank. Susan J. Hauke, former vice president – finance and chief financial officer of The Middleton Doll Company, will provide specified accounting and related services to the company until June 30, 2006. The new agreement is expected to provide substantial cost savings to The Middleton Doll Company. In addition, there are no longer any common officers or directors between InvestorsBank and The Middleton Doll Company and its subsidiaries.

Beginning on January 4, 2006, the financial services segment began selling substantially all of its loans and loan participations and we anticipate that these loans and loan participations will be sold or will have matured prior to June 30, 2006. The proceeds from the sale of these assets have been and will be applied to repayment of debt. We also anticipate selling all of our leased real estate over time, depending upon real estate market conditions, availability of purchasers, pricing and timing.

After the various real estate assets are sold, we will no longer continue in the financial services segment. The Middleton Doll Company will then consist of two lines of business: the collectible and play-doll operations of Lee Middleton Original Dolls, Inc. and the clock and home décor operations of License Products, Inc. These two subsidiaries comprise our existing consumer products segment.

Company Officers

In anticipation of the new management agreement, I was elected president and chief executive officer of the company in December 2005. Craig R. Bald was elected vice president of finance, chief financial officer, secretary and treasurer. Kenneth A. Werner, Jr., president of the consumer products segment, was elected a director of the company.

My experience with the company goes back to its inception. I was one of the original founders and shareholders of Bando McGlocklin Capital Corp., the predecessor company to The Middleton Doll Company. I served as president of the company from 1980 to 1991, and have been a director for 23 years, bringing both experience and continuity to my position as CEO.

In Craig Bald and Ken Werner, we have two talented executives who are experienced in their respective areas. Craig Bald, a CPA, joined our License Products, Inc. subsidiary in 1999 as controller. He was promoted to chief financial officer of the consumer products segment in 2004. Prior to joining License Products, he was a senior accountant for BDO Seidman, LLP, where he served as an auditor for Bando McGlocklin Capital Corp.

Ken Werner has been president of License Products since 1998 and was appointed president of the consumer products segment in June 2005. He has 30 years of retail experience in department, chain and specialty store formats, including management positions with Successories, Inc., Gimbels Midwest, Inc. and Boston Store.

Our new leadership team is committed to strengthening our consumer products business and is actively developing strategies to achieve our long-term goals.

2005 Results

On a consolidated basis, The Middleton Doll Company reported a net loss of $1,554,602 or $0.42 per diluted share for 2005, compared to a net loss of $3,760,476 or $1.01 per diluted share in 2004. The 2004 results include a non-cash charge of $2.69 million or $0.72 per diluted share related to the write-off of deferred income tax assets in the consumer products segment. For 2005, the consumer products segment reported a net loss of $2,969,985 and the financial services segment reported net income of $1,415,383.

Our Lee Middleton Original Dolls subsidiary opened 25 Newborn Nursery® boutiques within selected Saks Department Store Group stores and Belk, Inc. stores in 2005. We ended the year with a total of 33 Newborn Nursery boutiques, up from eight at the end of 2004. The solid performance of these boutiques helped to offset a continuing decline in sales through the retail dealer channel. In addition, in 2004 we shipped a large holiday order of play dolls to a major consumer retailer, which did not occur in 2005.

In the financial services segment, interest on loans and rental income continued to decline as we moved forward with our plan to reduce our investment in loans and leased properties. Our 2005 results benefited from gains on the sale of property as part of this liquidation.

FUTURE STRATEGIES

While there were some bright spots in 2005, overall, we are not satisfied with our financial performance. We are focusing on two primary objectives for 2006: increasing sales and reducing overall operating expenses.

We have a number of strategies to increase sales of Lee Middleton Original Dolls. We believe that we can help to drive sales by better leveraging the reputation for quality and innovation of the Middleton Doll brand and by simplifying the collectible and play-doll operation of Lee Middleton Original Dolls into two product lines: Artist Studio Collection and Play Babies. We have expanded the role of Reva Schick, the award-winning artist who sculpts our collectible doll faces, to add her creativity and ideas into our efforts to enhance the total product. We are continuing to release new Artist Studio Collection dolls, while at the same time working to develop new products, pursue new business relationships and strengthen our base of independent retail dealers. Building strong customer relationships is also a top priority. Our annual collectors' convention has proven to be a big success among our loyal collectible doll customers. Our third annual collectors' convention will be held July 21 – 23 in Parkersburg, West Virginia. This event promises to be better than ever, providing attendees with opportunities to meet the artists who create our dolls and participate in contests, tours and displays.

In contrast to the well-recognized Middleton Doll name, our License Products subsidiary is a private-label merchandiser whose clocks and home décor products are distributed by major national retailers including Kohl's Department Stores and Bed, Bath and Beyond. Our growth strategies for this business include developing creative new products, adding new customers and expanding our sales to existing customers.

On the expense side, we took a number of steps to reduce operating costs in 2005 that will benefit the company in 2006. These include a reduction of approximately $665,000 in lease expenses for our former warehouse, showroom and offices. We also expect to realize annualized cost savings from the downsizing of the workforce in response to business conditions and the new management agreement with InvestorsBank.

Summary

We believe the repositioning of the company to focus on growing our core consumer products business and the steps taken to improve our financial position provide a solid foundation for future progress. Our long-term goal remains the same: to build value for our shareholders.

Sincerely,

Salvatore L. Bando
President and Chief Executive Officer

FINANCIAL HIGHLIGHTS
Years Ended December 31

STATEMENTS OF OPERATIONS BY SEGMENT

	2005	2004
Consumer Products:		
Net sales	**$ 14,328,082**	$ 15,945,860
Cost of goods sold	**9,233,667**	10,200,025
Gross profit	**5,094,415**	5,745,835
Total other expenses	**(8,064,400)**	(7,524,252)
Income tax expense	**–**	(2,685,224)
Net loss	**$ (2,969,985)**	$ (4,463,641)
Financial Services:		
Total interest and rental income	**$ 4,565,525**	$ 6,018,431
Total gain on sale of leased properties and other income	**1,818,790**	380,326
Total interest expense	**(1,769,736)**	(2,113,731)
Total other expenses	**(1,747,178)**	(2,548,389)
Income tax expense	**(546,917)**	(128,371)
Preferred stock dividends	**(905,101)**	(905,101)
Net income	**$ 1,415,383**	$ 703,165

STATEMENTS OF OPERATIONS – COMBINED

	2005	2004
Net income (loss):		
Consumer Products	**$ (2,969,985)**	$ (4,463,641)
Financial Services	**1,415,383**	703,165
Net loss available to common shareholders	**$ (1,554,602)**	$ (3,760,476)
Loss per share – basic and diluted	**$ (0.42)**	$ (1.01)
Cash dividends paid per share	**$ –**	$ 0.20

THE Middleton
DOLL COMPANY

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 7, 2006

TO THE SHAREHOLDERS OF THE MIDDLETON DOLL COMPANY

Notice is hereby given that the Annual Meeting of Shareholders of The Middleton Doll Company (the "Company"), will be held at License Products Inc., 1050 Walnut Ridge Drive, Hartland, Wisconsin, on Wednesday, June 7, 2006 at 10:00 a.m., for the purpose of considering and voting upon the following matters:

1. To elect four (4) directors, two (2) of whom will be elected by holders of the Preferred Stock, to hold office until the next annual meeting of shareholders and until their successors are duly elected and qualified.

2. To ratify or reject the selection of Virchow, Krause & Company, LLP as independent auditors to audit the financial statements of the Company for the year ending December 31, 2006.

3. To consider and act upon such other business as may properly come before the meeting or any adjournment or postponements thereof.

The Board of Directors is not aware of any other business to come before the meeting. Shareholders of record at the close of business on April 19, 2006, are the shareholders entitled to vote at the meeting and any adjournments or postponements thereof.

By Order of the Board of Directors

/s/ Salvatore L. Bando
Salvatore L. Bando
President and Chief Executive Officer

Hartland, Wisconsin
May 3, 2006

IMPORTANT: THE PROMPT RETURN OF PROXIES WILL SAVE THE COMPANY THE EXPENSE OF FURTHER REQUESTS FOR PROXIES TO ENSURE A QUORUM AT THE MEETING. A SELF-ADDRESSED ENVELOPE IS ENCLOSED FOR YOUR CONVENIENCE. NO POSTAGE IS REQUIRED IF MAILED WITHIN THE UNITED STATES.

THE Middleton DOLL COMPANY

1050 Walnut Ridge Drive
Hartland, Wisconsin 53029

PROXY STATEMENT FOR ANNUAL MEETING OF SHAREHOLDERS TO BE HELD JUNE 7, 2006

This Proxy Statement is furnished in connection with the solicitation on behalf of the Board of Directors of The Middleton Doll Company (the "Company") of proxies to be used at the annual meeting of shareholders, which will be held at License Products, Inc., 1050 Walnut Ridge Drive, Hartland, Wisconsin, on Wednesday, June 7, 2006 at 10:00 a.m., and all adjournments or postponements thereof (the "Annual Meeting"), for the purposes set forth in the attached Notice of Annual Meeting of Shareholders.

Voting Rights and Proxy Information

Execution of a proxy given in response to this solicitation will not affect a shareholder's right to attend the Annual Meeting and vote in person. Presence at the Annual Meeting of a shareholder who has signed a proxy does not in itself revoke a proxy. Any shareholder giving a proxy may revoke it at any time before it is exercised by giving notice thereof to the Company in writing or in open meeting. This proxy statement and the enclosed form of proxy are being mailed to shareholders on or about May 3, 2006.

All shares of Common Stock and Preferred Stock represented at the meeting by properly executed proxies received prior to or at the meeting, and not revoked, will be voted at the meeting in accordance with the instructions thereon. The shares represented by executed but unmarked proxies will be voted FOR the persons nominated for election as directors, and FOR the ratification of the selection of Virchow, Krause & Company, LLP (the "Independent Auditors") as independent auditors to audit the financial statements of the Company for the year ending December 31, 2006 and on such other business or matters which may properly come before the Annual Meeting in accordance with the best judgment of the persons named as proxies in the enclosed form of proxy.

A majority of the shares of Common Stock, 6-2/3 cents par value (the "Common Stock"), and the Series A Adjustable Rate Cumulative Preferred Stock, $.01 par value (the "Preferred Stock"), as one class, present in person or represented by proxy and entitled to vote, shall constitute a quorum for purposes of the meeting. Abstentions and broker non-votes will be counted for purposes of determining a quorum but will not affect the vote required for approval of the election of directors or any proposal. Other than the election of directors and the ratification of the Independent Auditors, the Board has no knowledge of any matters to be presented for action by the shareholders at the Annual Meeting.

Only holders of record of Common Stock and Preferred Stock at the close of business on April 19, 2006, are entitled to vote at the Annual Meeting and at any adjournment or postponement thereof. Holders of Preferred Stock are entitled to vote, as a separate voting class, for the election of two (2) directors of the Company. In addition to a quorum of the shares of Common Stock and Preferred Stock, as one class, a separate quorum representing a majority of the shares of Preferred Stock shall be necessary in connection with the voting for such directors. In addition, holders of Preferred Stock are entitled to vote with holders of Common Stock, as one voting class, for the election of the remaining two (2) directors of the Company and for the ratification of the Independent Auditors. On April 19, 2006, the Company had outstanding and entitled to vote 3,727,589 shares of Common Stock and 674,191 shares of Preferred Stock. The record holder of each outstanding share of Common Stock and Preferred Stock is entitled to one vote.

The Board of Directors would like to have all shareholders represented at the meeting. Whether or not you plan to attend, please complete, sign and date the enclosed proxy and return it in the accompanying postpaid return envelope as promptly as possible. A proxy given pursuant to this solicitation may be revoked at any time before it is voted. Proxies may be revoked by: (a) duly executing and delivering to the Secretary of the Company a later dated proxy relating to the same shares prior to the exercise of such proxy, (b) filing with the Secretary of the Company at or before the meeting a written notice of revocation bearing a later date than the proxy, or (c) attending the meeting and voting in person (although attendance at the meeting will not in and of itself constitute revocation of a proxy). Any written notice revoking a proxy should be delivered to Craig R. Bald, Secretary, at 1050 Walnut Ridge Drive, Hartland, Wisconsin.

Proposal No. 1 – ELECTION OF DIRECTORS

At the Annual Meeting, the holders of Preferred Stock will elect, voting as a separate class, two (2) directors of the Company to hold office until the next annual meeting and until their successors are duly elected and qualified. Unless the holders of Preferred Stock otherwise specify, the shares represented by the proxies received for the election of two (2) directors will be voted in favor of the election as directors of Peter A. Fischer and David A. Geraldson. The holders of the Common Stock and the Preferred Stock will elect, voting as one class, two (2) directors of the Company to hold office until the next annual meeting and until their successors are duly elected and qualified. Unless the shareholders otherwise specify, the shares represented by the proxies received for the election of two (2) directors will be voted in favor of the election as directors of Salvatore L. Bando and Kenneth A. Werner, Jr.

Proxies of holders of Common Stock cannot be voted for more than two (2) persons and proxies of holders of Preferred Stock cannot be voted for more than four (4) persons. The Board has no reason to believe that any of the listed nominees will be unable or unwilling to serve as director if elected. However, in the event that any of the nominees should be unable or for good cause unwilling to serve, the shares represented by proxies received will be voted for substitute nominees selected by the Board. Directors will be elected by a plurality of the votes cast at the Annual Meeting (assuming a quorum is present). Consequently, any shares not voted at the Annual Meeting, whether due to abstentions, broker non-votes or otherwise, will have no impact on the election of directors. Votes will be tabulated by inspectors of election appointed by the Board.

The following table sets forth certain information about the Board's nominees for election as directors of the Company. Except as otherwise noted, each nominee has engaged in the principal occupation or employment and held the offices shown for more than the past five years. The table provides information as of March 31, 2006, as to the age, principal occupation, background for at least the last five years and period of service as a director for each person.

Name	Director Since	Age	Principal Occupation; Office, if any, Held in the Company; Other Directorships
Salvatore L. Bando	1999	62	President and Chief Executive Officer of the Company since January, 2006; Financial Professional of AXA Advisors, LLC since December, 2004; formerly Special Assistant to the President of the Milwaukee Brewers from September, 1999 to November, 2001. Senior Vice President of Baseball Operations for the Milwaukee Brewers from 1991 to 1999. Director of InvestorsBancorp, a bank holding company, from 1997 to 1999. Previously a director of the Company from 1980 until 1997 and an officer of the Company from 1980 until 1991.

Name	Director Since	Age	Principal Occupation; Office, if any, Held in the Company; Other Directorships
Peter A. Fischer	1983	63	Associate Pastor of Portview Christian Center, Port Washington, Wisconsin since 1992; a former Director, and from 1981 to 1989, the President and Chief Executive Officer of Medalist Industries, Inc. (a manufacturer of industrial and consumer products).
David A. Geraldson	1983	75	President since 1993 and prior thereto Secretary and Treasurer of Precision Gears, Inc. (a manufacturer of gears, splined shafts, speed reducers and worm gear winches).
Kenneth A. Werner, Jr.	2006	59	President of the Company's consumer products segment since June, 2005; President of License Products, Inc. since 1998.

All of the Company's directors will hold office until the next annual meeting of shareholders and until their respective successors are duly elected and qualified. There are no arrangements or understandings between the Company and any other person pursuant to which any of the Company's directors have been selected for their respective positions.

THE BOARD RECOMMENDS THE FOREGOING NOMINEES FOR ELECTION AS DIRECTORS AND URGES THE HOLDERS OF PREFERRED STOCK TO VOTE "FOR" MESSRS. FISCHER AND GERALDSON AND URGES EACH SHAREHOLDER TO VOTE "FOR" MESSRS. BANDO AND WERNER. SHARES REPRESENTED AT THE ANNUAL MEETING BY EXECUTED BUT UNMARKED PROXIES WILL BE VOTED "FOR" ALL APPROPRIATE NOMINEES.

BOARD OF DIRECTORS AND ITS COMMITTEES

General Board and Committee Matters. The Board of Directors has a standing Compensation Committee (the "Compensation Committee") and Audit Committee (the "Audit Committee"), but does not have a nominating committee. The Board believes that it is appropriate for the Company not to have a nominating committee because the Board's independent directors can adequately serve the function of considering potential director nominees from time to time as needed. The Board has determined that Messrs. Fischer and Geraldson are independent under Rule 4200(a)(15) of The NASDAQ Stock Market, Inc.® ("NASDAQ").

The Board held four regular quarterly meetings, two special meetings, and five audit committee meetings during the year ended December 31, 2005. Each director attended at least 75% of the aggregate of (a) the total number of meetings of the Board and (b) the total number of meetings held by all committees of the Board on which he served.

During 2005, Messrs. Fischer, Geraldson and Bando were paid an annual retainer fee of $10,000. Each of those directors were paid $1,000 for each of two Board meetings and were not compensated for the remaining four meetings. These directors were also paid $500 for one Audit Committee meeting and were not compensated for the remaining four audit committee meetings.

Compensation Committee. During 2005, the Compensation Committee, which consisted of Messrs. Fischer, Geraldson and Bando, met twice. All of the members of the Compensation Committee were independent (as independence is defined in the rules of NASDAQ) in 2005. The Compensation Committee approves all matters relating to the compensation of the Company's directors and officers, including salary rates, participation in any incentive bonus plans, fringe benefits, and other forms of compensation, and approves the grant of stock options under the Company's 2003 Stock Option Plan (the Compensation Committee does not intend to issue any more awards under the Company's 1997 Stock Option Plan).

Audit Committee. During 2005, the Audit Committee, which consisted of Messrs. Fischer, Geraldson and Bando held five meetings during the year ended December 31, 2005. Pursuant to the applicable rules of the Securities and Exchange Commission ("SEC"), all of the members of the Audit Committee were independent (as independence is defined in the rules of NASDAQ) and met the independence standards for Audit Committee members in 2005. The Committee's primary function is to assist the Board of Directors in fulfilling its oversight responsibilities with respect to (a) the annual and quarterly financial information to be provided to shareholders and the SEC; (b) the system of internal controls that management has established; (c) the internal and external audit process; and (d) the Company's auditing, accounting and financial reporting processes generally. In addition, the Audit Committee provides an avenue for communication between the independent auditors, management and the Board. The Audit Committee has direct responsibility for the appointment, compensation and oversight of the work of the independent auditors of the Company (including resolution of disagreements between management and the independent auditors regarding financial reporting) for the purpose of preparing or issuing an audit report or related work. The Board of Directors has adopted a written charter for the Audit Committee.

The Board of Directors has determined that the Company does not have an "audit committee financial expert," within the meaning of Item 401(h) of Regulation S-K, serving on the Audit Committee. However, the Board of Directors has determined that, although none of the members of the Audit Committee individually meets all of the required elements of the definition of an "audit committee financial expert," the members of the Audit Committee collectively possess the knowledge and experience necessary to execute all of the Audit Committee's functions, duties and powers.

General Nominating Policies, Procedures and Processes. The independent directors of the Board of Directors (as independence is defined in the rules of NASDAQ) are responsible for identifying, evaluating and recommending nominees for director. The independent directors are currently Messrs. Fischer and Geraldson. In identifying and evaluating nominees for director, the independent directors seek to ensure:

1. that the Board possesses, in the aggregate, the strategic, managerial and financial skills and experience necessary to fulfill its duties and to achieve its objectives; and

2. that the Board is comprised of directors who have broad and diverse backgrounds, possessing knowledge in areas that are of importance to the Company.

The independent directors look at each nominee on a case-by-case basis regardless of who recommended the nominee to determine whether the proposed candidate meets the Board of Director's minimum qualifications for eligibility, director criteria and is otherwise suitable for further consideration. In looking at the qualifications of each candidate to determine if their election would further the goals described above, the independent directors may take into account all factors they considers appropriate, which may include strength of character, mature judgment, career specialization, relevant technical skills or financial acumen, diversity of viewpoint and industry knowledge.

At a minimum, each director nominee, whether an independent director-recommended nominee or a shareholder-recommended nominee, must have displayed the highest personal and professional ethics, integrity, values and sound business judgment. Further, each nominee for director should possess the following specific qualities and skills:

1. Exhibit high standards of integrity, commitment and independent thought and judgment. Also be free of any conflict of interest that would violate any applicable law or regulation or interfere with the proper performance of the responsibilities of a director.

2. Have substantial management experience and/or financial expertise or prior Board experience with a public company or other relevant experience with a range of skills that will allow a Board member to provide sound guidance with respect to the Company's operations and interests.

3. Have the ability to dedicate sufficient time, energy and attention to ensure the diligent pursuit of his or her duties, including attending Board and committee meetings and reviewing all material in advance.

4. Have the ability to discus major issues and come to a reasonable conclusion. The capability to understand, effectively discuss and make appropriate judgments with respect to issues of importance to the Company. While being collegial, the candidate should have the ability to be direct and not afraid to disagree on important issues.

5. Have the ability, when requested by the Board, to represent the Company effectively and its business to the financial press, investment institutions and other company and shareholder constituencies.

6. As applicable or desirable, meet the requirements for independence set forth in NASDAQ Rule 4200(a)(15), or any successor rule, for at least a majority of the directors then serving on the Board.

7. Either have direct business exposure to the major businesses of the Company and its subsidiaries and/or be ready to participate in direct learning experiences about the major businesses of the Company and its subsidiaries.

8. For Audit Committee members, possess experience in the review of financials of comparable levels of difficulty as the Company's financials and meet the additional independence requirements under SEC rules.

Process for Shareholder Director Nominees. While the independent directors of the Board of Directors are solely responsible for identifying and recommending director nominees to the Board of Directors, they will consider candidates recommended by the Company's shareholders for election as directors.

Each shareholder recommendation should include information about the shareholder bringing the nomination. At a minimum, this information should include the number of shares held by such shareholder and the period of time such shares have been held by the shareholder. Each shareholder recommendation should also include information about the nominee. At a minimum, this information should include (a) the name and age of the nominee; (b) the nominee's business background for at least the past five years; (c) any directorships that the nominee holds in other companies; (d) any relationships of the nominee to the Company, including share ownership; and (e) a description of all arrangements or understandings between such shareholder and each nominee and any other person pursuant to which the nomination is being made.

A shareholder recommendation for a director nominee should be delivered to the Secretary of the Company at 1050 Walnut Ridge Drive, Hartland, Wisconsin 53029.

The independent directors of the Board of Directors will review whether the proposed candidate meets the Board's minimum qualifications for eligibility, director criteria and is otherwise suitable for further consideration. The independent directors of the Board of Directors will use the same process and standards for reviewing shareholder recommendations for director nominees as they do for other potential director nominees.

Shareholder Communications with Board of Directors. Shareholders may communicate with the Board of Directors (or individual directors serving on the Board of Directors) by sending written communications, addressed to any director or to the Board of Directors as a group, to the Secretary of the Company at 1050 Walnut Ridge Drive, Hartland, Wisconsin 53029, who will ensure that this communication (assuming it is properly marked *care of the Board of Directors* or *care of a specific director*) is delivered to the Board of Directors or the specified director, as the case may be.

Attendance of Directors at Annual Meetings. All members of the Board of Directors are expected to attend the annual meeting of shareholders barring other significant commitments or special circumstances. All of the four directors attended last year's annual meeting of shareholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Ownership by Directors, Nominees and Executive Officers

The following table sets forth information as to the Common Stock and Preferred Stock shares of the Company beneficially owned by each director and director-nominee, each of the executive officers names in the Summary Compensation Table and by all directors and executive officers as a group as of March 31, 2006. Except as otherwise indicated, the named individuals have sole power to vote and dispose of such shares.

Directors, Nominees and Executive Officers	Amount Beneficially Owned	Percentage of Outstanding Stock of Respective Class	Percentage of Aggregate Voting Power of Common Stock and Preferred Stock
Salvatore L. Bando			
Common Stock (1)	147,529	4.0%	3.4%
Preferred Stock	1,415	*	
Peter A. Fisher			
Common Stock (2)	33,033	*	*
Preferred Stock	0	0	
David A. Geraldson (3)			
Common Stock	51,657	1.4%	1.2%
Preferred Stock	2,000	*	
Kenneth A. Werner Jr. (4)			
Common Stock	16,360	*	*
Preferred Stock	0	0	
All Directors, Nominees and Executive Officers as a Group (5 Persons)			
Common Stock	248,579	6.6%	5.7%
Preferred Stock	3,415	*	

* Shares owned constitute less than 1% of shares outstanding and less than 1% of votes entitled to be cast.

(1) Includes (a) 59,818 shares held jointly with or by spouse (shared voting and dispositive power) and (b) 11,029.721 shares held by InvestorsBank's 401(k) profit sharing plan on behalf of this individual.

(2) Includes (a) 11,324 shares held jointly with or by spouse (shared voting and dispositive power) and (b) 12,257 shares held by a Keogh plan on behalf of this individual.

(3) Includes 10,747 shares held jointly with or by spouse (shared voting and dispositive power).

(4) Includes 16,360 shares subject to stock options which were exercisable as of or within sixty (60) days of March 31, 2006.

Shareholders Owning More Than Five Percent

The following table provides information concerning persons known by the Company to beneficially own more than five percent of any class of the Company's voting securities as of March 31, 2006.

Name and Address	Amount Beneficially Owned	Percentage of Outstanding Stock of Respective Class	Percentage of Aggregate Voting Power of Common Stock and Preferred Stock
Thomas G. Berlin (1) Berlin Financial, Ltd. 1325 Carnegie Avenue Cleveland, OH 44115			
Common Stock	410,700	11.0%	10.1%
Preferred Stock	35,662	5.3%	
Thomas Evans (2) W239 N1700 Busse Road Waukesha, WI 53188			
Common Stock	366,903	9.8%	8.3%
Preferred Stock	0	0	

(1) Information shown is based on Schedules 13D, as amended, filed with the Securities and Exchange Commission. The Schedules 13D indicate that such party has shares voting power and investment power over all of the shares identified above.

(2) Information shown is based on a jointly filed Schedule 13G filed with the Securities and Exchange Commission by Thomas Evans, the Sarah E. Schonath Irrevocable Trust, dated December 31, 1996 and the Emily A. Schonath Irrevocable Trust, dated December 31, 1996. Thomas Evans is the sole trustee of the Sarah E. Schonath Irrevocable Trust, dated December 31, 1996 and the Emily A. Schonath Irrevocable Trust, dated December 31, 1996. The Schedule 13G indicates that Thomas Evans has sole voting power and investment power over all of the shares identified above. Of the total shares the Sarah E. Schonath Irrevocable Trust, dated December 31, 1996, owns 183,452 of the shares and the Emily A. Schonath Irrevocable Trust, dated December 31, 1996, owns 183,451 of the shares.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company's executive officers and directors and persons who own more than 10% of the Common Stock to file reports of ownership with the SEC. Such persons are also required to furnish the Company with copies of all Section 16(a) forms they file. Based solely on a review of the copies of such forms furnished to the Company, or written representations that no Form 5 was required to be filed, the Company believes that during the year ended December 31, 2005, all reports required by Section 16(a) to be filed by the Company's officers, directors and more than 10% shareholders were filed on a timely basis.

EXECUTIVE COMPENSATION

The following table sets forth information concerning the compensation paid for the last three years to the Company's former President and Chief Executive Officer. There were no other executive officers of the Company whose aggregate salary and bonus exceeded $100,000 for the year ended December 31, 2005. The person named in the table below is sometimes referred to herein as the named executive officer.

Summary Compensation Table

		Annual Compensation			Long Term Compensation Awards		
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Name and Principal Position	*Year*	*Salary (1)*	*Bonus*	*Other Annual Compensation*	*Restricted Stock Awards*	*Securities Underlying Option/ SARs*	*All Other Compensation*
George R. Schonath,	2005	$0(2)	$ - - -	$ - - -	$ - - -	- - -	$0(3)
President and Chief	2004	$0(2)	$ - - -	$ - - -	$ - - -	- - -	$0(3)
Executive Officer	2003	$110,000	$ - - -	$ - - -	$ - - -	- - -	$69,305

(1) On July 1, 2003, the Company and InvestorsBank orally agreed to amend their Management Services and Allocation of Expenses Agreement to, among other things, provide for additional credit analysis, loan-related and lease-related services to be provided by InvestorsBank to the Company and for InvestorsBank to provide certain management services to the Company's Lee Middleton Original Dolls, Inc. subsidiary (the "Amended Agreement"). Effective January, 2004, the parties again amended the Management Services and Allocation of Expenses Agreement by entering into a Second Amended and Restated Management Services and Allocation of Expenses Agreement (together with the Amended Agreement, collectively, the "Management Agreement"), which terminated December 31, 2005. Pursuant to the Management Agreement, the portion of Mr. Schonath's salary otherwise payable to Mr. Schonath for half of 2003 was instead paid to InvestorsBank. The $110,000 reflected in the table represents payment of half of the base salary approved for him by the Compensation Committee in 2003.

(2) During 2004 and 2005, as part of the payment made to InvestorsBank pursuant to the Management Agreement, the Company paid $220,000 to InvestorsBank, representing the salary which the Company would have otherwise paid to Mr. Schonath for his services.

(3) During 2004 and 2005, as part of the payment made to InvestorsBank pursuant to the Management Agreement, the Company paid $145,000 to InvestorsBank which otherwise would have been paid to or for the benefit of Mr. Schonath for his services, representing $130,000 for supplemental retirement benefits and $15,000 for a 401(k) plan contribution and miscellaneous fringe benefits for Mr. Schonath.

1997 Stock Option Plan

The Company has in effect the 1997 Plan pursuant to which there are outstanding options to purchase an aggregate of 203,445 shares. The options were originally granted to George R. Schonath in 1997 and subsequently gifted by him to his adult daughters' irrevocable trusts. The right to exercise the options expires on June 30, 2006. Mr. Schonath holds no options under the 1997 Plan. No options were granted or exercised in 2005 under the 1997 Plan. As of December 31, 2005 there were 16,555 options available for issuance under the 1997 Plan. The Compensation Committee does not intend to issue any additional options under the 1997 Plan.

2003 Stock Option Plan

The Company has in effect the 2003 Plan pursuant to which there are outstanding options to purchase an aggregate of 40,900 shares. During 2004, an option for 75,000 shares was forfeited. No options have been granted to the named executive officer under the 2003 Plan. As of December 31, 2005 there were 209,100 options available for issuance under the 2003 Plan.

Equity Compensation Plan Information

Set forth below is information with respect to the Company's equity compensation plans as of December 31, 2005.

EQUITY COMPENSATION PLAN INFORMATION

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issues under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	244,345	$9.30	225,655
Equity compensation plans not approved by security holders	0	$0.00	0
Total	244,345	$9.30	225,655

Compensation Committee Interlocks and Insider Participation

During 2005, the Compensation Committee met once. The Compensation Committee is presently composed of David A. Geraldson and Peter A. Fischer. No member of the Compensation Committee is a current or former officer or employee of the Company or any of its subsidiaries.

Compensation Committee Report

The Compensation Committee of the Board is responsible for all aspects of the Company's compensation package offered to its executive officers, including the named executive officer. The Compensation Committee determines the compensation package (including the grant of stock options pursuant to the 2003 Plan) to be paid to each executive officer.

Executive Compensation Policies. The Company's executive compensation program is intended to establish a relationship between compensation and the Company's business strategies as well as the Company's goal of maintaining and improving profitability and maximizing long-term shareholder value. The focus of compensation decisions is on the achievement of long-term performance objectives as opposed to the attainment of short-term, narrowly defined goals. The focus on long-term performance objectives is intended to avoid unwarranted adjustments in executive compensation based solely on short-term swings (either up or down) in the Company's markets.

In recommending and establishing levels of executive compensation, it is the policy of the Compensation Committee to (a) offer competitive compensation packages in order to attract and retain key executive officers crucial to the Company's long-term success; (b) provide, on a limited basis, performance-based compensation opportunities (including equity-based awards) which allow executive officers to earn rewards for long-term strategic management and the enhancement of shareholder value; (c) establish a relationship between executive compensation and the Company's annual and long-term strategic goals; and (d) provide compensation programs which recognize and reward individual initiative and achievement.

Executive Compensation Package. As reflected under the Summary Compensation Table, no compensation was paid directly to Mr. Schonath in 2005. Rather, salary and other compensation which would have otherwise been paid to Mr. Schonath was paid to InvestorsBank pursuant to the Management Agreement.

Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), limits deductibility for federal income tax purposes of compensation in excess of $1 million paid to the Chief Executive Officer and certain executive officers unless certain requirements are met. The Compensation Committee does not believe that in the foreseeable future the annual compensation of any executive officer will be subject to the limit.

This report shall not be deemed incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, and shall not otherwise be deemed filed under such Acts.

The Middleton Doll Company
Compensation Committee Members
David A. Geraldson
Peter A. Fischer

AUDIT COMMITTEE REPORT

Pursuant to its written charter, the Audit Committee oversees the Company's financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal controls. In fulfilling its oversight responsibilities, the Audit Committee reviewed the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2005 with management and the Independent Auditors, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements.

The Audit Committee reviewed with the Independent Auditors, who are responsible for expressing an opinion on the conformity of the Company's audited consolidated financial statements with generally accepted accounting principles and the overall quality of the Company's financial reporting; (a) their judgments as to the quality, not just the acceptability, of the Company's accounting principles; (b) all communications required by generally accepted auditing standards, including those described in Statement on Auditing Standards No. 61 (Codification of Statement on Auditing Standards, AU §380); (c) their evaluation of the Company's internal controls; and (d) with and without management present, the results of the Independent Auditor's examination of the Company's consolidated financial statements. The independent auditors provided the Audit Committee with written disclosure respecting their independence and the letter required by Independence Standards Board No. 1 ("Independence Discussions with Audit Committees"). The Audit Committee discussed with the Independent

Auditors the auditors' independence from management and the Company and considered the compatibility of non-audit services provided by the auditors to the Company with their independence.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors (and the Board of Directors has accepted that recommendation) that the Company's audited consolidated financial statements be included its Annual Report on Form 10-K for the fiscal year ended December 31, 2005 for filing with the SEC.

This report shall not be deemed incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, and shall not otherwise be deemed filed under such Acts.

The Middleton Doll Company
Audit Committee
David A. Geraldson (Chairman)
Peter A. Fischer

PERFORMANCE INFORMATION

The following graph compares on a cumulative basis changes since December 31, 2000 in (a) the total shareholder return on the Common Stock, (b) the total return of companies in the Nasdaq Stock Market Index ("Nasdaq U.S."), and (c) the total shareholder return of companies in the Nasdaq Stocks Miscellaneous Investing Index ("Nasdaq MI") consisting of a peer group of publicly-traded REITs. The total return information presented in the graph assumes the reinvestment of dividends. The graph assumes $100 was invested on December 31, 2000 in Common Stock, the Nasdaq U.S. and the Nasdaq MI.



The Middleton Doll Company
Nasdaq U.S.
Nasdaq MI
$300.00
$250.00
$200.00
$150.00
$100.00
$50.00
$-
DOLLARS
12/31/00
12/31/01
12/31/02
12/31/03
12/31/04
12/31/05

	12/31/00 (1)	12/31/01	12/31/02	12/31/03	12/31/04	12/31/05
The Middleton Doll Company	$ 100.00	$ 101.00	$ 89.90	$ 72.50	$ 34.80	$ 14.30
Nasdaq U.S.	$ 100.00	$ 79.30	$ 54.80	$ 82.00	$ 89.20	$ 91.10
Nasdaq MI	$ 100.00	$ 131.70	$ 151.60	$ 222.20	$ 246.30	$ 245.60

(1) As of January 1, 2000, the Company was a reporting company under the Securities Exchange Act of 1934, as amended, and its shares of common stock were traded on the Nasdaq Stock Market. Effective July 14, 2004, the Company's common stock (DOLL) and preferred stock (DOLLP) began trading on the OTC Bulletin Board. The Company voluntarily delisted from The Nasdaq National Market because the shareholders' equity in the Company no longer met the minimum NASDAQ requirement of $10.0 million.

RELATED PARTY TRANSACTIONS

The Company and InvestorsBancorp, Inc., a one-bank holding company, together with its wholly-owned subsidiary, InvestorsBank, shared common space and personnel through December 31, 2005. George R. Schonath, the President, Chief Executive Officer and a director of the Company through December 31, 2005, remains (a) the President, Chief Executive Officer and a director of InvestorsBancorp, and the beneficial owner of 100 shares of common stock of InvestorsBancorp (0.017% of the issued and outstanding common stock of InvestorsBancorp) and controls 100% of the voting power of the common stock of InvestorsBancorp pursuant to a voting agreement with the other beneficial owners; and (b) the President and Chief Executive Officer and a director of InvestorsBank (the "Bank"). In addition, Susan J. Hauke, Chief Financial Officer, Vice President Finance and Secretary of the Company through December 31, 2005, remains Chief Financial Officer, Vice President Finance and Secretary of InvestorsBancorp and Chief Financial Officer and Controller of the Bank. Glenn A. Michaelsen, Senior Vice President of the Company through December 31, 2005, remains a Senior Vice President of InvestorsBancorp and the Bank. Jon McGlocklin, Vice President of the Company through December 31, 2005, remains a director of InvestorsBancorp and the Bank.

As previously stated, the Company and the Bank were parties to that certain "Seconded Amended and Restated Management Services and Allocation of Expenses Agreement" which terminated on December 31, 2005. Pursuant to the Management Agreement, the Bank managed the loan portfolio of the Company, managed the Company's leased real estate, and provided additional bookkeeping, accounting and SEC reporting services. For the loan management services, the Company paid the Bank a fee equal to 0.25% of the principal amount of loans under management. For leased property management fees, the Company paid the Bank a fee equal to 6% of the rents collected on the Company's leased real estate, other than leased real estate acquired from Bando McGlocklin Real Estate Investment Corporation, for which the fee was equal to 1/12 of 0.25% multiplied by the total cost of all such properties.

Pursuant to the Management Agreement, the Bank also provided (a) additional services to the Company that consisted of services related to loan defaults and workouts, loan monitoring services, credit analysis of current and prospective borrowers, lease defaults and workouts, lease monitoring services and credit analysis of current lessees and prospective lessees; and (b) certain management services to LMOD (collectively, the "Additional Services"). The Additional Services were performed on behalf of the Bank by Mr. Schonath, or under his supervision. For the Additional Services, the Company paid to the Bank during 2005 a monthly fee equal to one-twelfth (1/12) of $365,000. Mr. Schonath received no compensation from the Company for his services under the Management Agreement.

In addition, the Company reimbursed the Bank for certain salary and benefits of Bank employees who spent part or all of their time on Company bookkeeping, accounting and SEC reporting matters, and paid one-half of the salary and benefits of the person who served as receptionist for both the Bank and the Company in 2005. In 2005, the Company paid the Bank approximately $107,000 in loan management fees, approximately $91,000 in leased real estate management fees, approximately $159,000 in reimbursed employee expenses and benefits and $365,000 for the Additional Services, as described in the preceding paragraph. Also, the Company and the Bank during 2005 allocated certain common operating expenses between them related to office supplies, telephones, computers, utilities, repairs and maintenance, and meals and entertainment. In 2005, the Company paid the Bank approximately $50,000 for total common operating expenses. Management believes that the fee arrangement with the Bank under the Management Agreement is comparable to what would have been charged by an unrelated third party.

In October, 2002, the Bank purchased the land and building for its main office from the Company for $2.4 million, the appraised value. During 2005, the Company leased space from the Bank at an annual rent of approximately $65,000 plus its pro rata share of real estate taxes and of the Bank's occupancy expense. Management believes the terms of the lease with the Bank are on substantially the same terms and conditions as could be obtained from an unrelated third party.

The Company purchased loan participations from the Bank from time to time during 2005. All outstanding loans, commitments to loans and loan participations and servicing relationships, in the opinion of Management, were made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectibility or present other unfavorable features.

Proposal No. 2– RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

The Board of Directors has appointed the firm of Virchow, Krause & Company, LLP as independent auditors to audit the books, records, and accounts of the Company and its subsidiaries for the year ending December 31, 2006, and proposes that the shareholders ratify such appointment. Virchow, Krause & Company, LLP acted as independent auditors for the years ended December 31, 2005, 2004, 2003, 2002 and 2001. A representative of Virchow, Krause & Company, LLP is expected to attend the Annual Meeting, and will have the opportunity to make a statement and will be available to respond to appropriate questions. If the shareholders should not ratify the appointment of Virchow, Krause & Company, LLP as independent auditors for the year ending December 31, 2006, the Audit Committee will reconsider the selection.

The vote necessary to ratify the appointment of independent auditors is governed by Section 180.0725(3) of the Wisconsin Business Corporation Law, which provides that a matter will be approved if a quorum is present and the number of votes cast in favor of the matter exceed the number of votes cast in opposition thereto. Accordingly, a shareholder will be deemed "present" at the Meeting by proxy because the shareholder has returned a proxy (even if the proxy card contains no instructions as to voting with respect to the ratification of the appointment of independent auditors, abstains from voting thereon, or constitutes a broker non-vote with respect thereto). Assuming a quorum is present, abstentions and broker non-votes will not affect the vote required to ratify the appointment of Virchow, Krause & Company, LLP as independent auditors.

Audit Fees

The aggregate fees billed by Virchow, Krause & Company, LLP for professional services rendered for the audit of the Company's annual financial statements, the review of the financial statements included in the Company's Form 10-Q and services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for the fiscal years ended December 31, 2005 and 2004 were $109,665 and $92,900, respectively.

Audit-Related Fees

No audit related fees were billed by Virchow, Krause & Company, LLP in 2005 or 2004.

Tax Fees

The aggregate fees billed by Virchow, Krause & Company, LLP for professional services rendered for tax compliance, tax advice and tax planning during the fiscal years ended December 31, 2005 and 2004 were $11,400 and $10,775, respectively.

All Other Fees

No other fees were billed by Virchow, Krause & Company, LLP in 2005 or 2004.

Audit Committee Pre-approval Policies and Procedures

The policy of the Audit Committee requires pre-approval of all audit, audit-related, tax and other services to be provided by Virchow, Krause & Company, LLP, subject to de minimis exceptions for the providing of non-audit services, which services must be approved by the Audit Committee prior to completion of the audit and must otherwise comply with Section 10A(i)(B) of the Securities Exchange Act of 1934.

All of the audit-related, tax services and other fees described above were pre-approved by the Audit Committee to the extent required by applicable law.

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE RATIFICATION OF THE APPOINTMENT OF VIRCHOW, KRAUSE & COMPANY, LLP AS INDEPENDENT AUDITORS FOR THE YEAR ENDING DECEMBER 31, 2006.

Proposal No. 3 – OTHER MATTERS

The matters in the foregoing Notice of Meeting and Proxy Statement are, as far as the Board of Directors knows, the only matters which will be presented for consideration at the Annual Meeting. If any other matters properly come before the Annual Meeting, the individuals named in the accompanying Proxies will vote on them, in accordance with their best judgment exercising the authority conferred thereby.

MISCELLANEOUS

Shareholder Proposals

Any proposals of shareholders intended to be presented at the 2007 Annual Meeting of Shareholders must be received by the Secretary of the Company at its principal executive offices at 1050 Walnut Ridge Drive, Hartland, Wisconsin 53029, on or before January 3, 2007, to be considered for inclusion in the Company's Proxy Statement and proxy relating to such meeting. Additionally, if the Company receives notice of a shareholder proposal after March 19, 2007, the persons named in the proxies solicited by the Board of Directors for the 2007 Annual Meeting may exercise discretionary voting power with respect to such proposal.

Solicitation Expenses

The cost of solicitation of proxies will be borne by the Company. The Company will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to the beneficial owners of the Preferred Stock and Common Stock. In addition to solicitation by mail, directors, officers and regular employees of the Company and/or the Bank may solicit proxies personally or by telegraph or telephone without additional compensation.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Salvatore L. Bando
Salvatore L. Bando
President and Chief Executive Officer

Hartland, Wisconsin
May 3, 2006

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the year ended December 31, 2005;
OR
[ ] Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the Transition Period from _________ to _________

Commission File Number: 0-22663

THE MIDDLETON DOLL COMPANY
(Exact name of registrant as specified in its charter)

Wisconsin	39-1364345
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)
1050 Walnut Ridge Drive	
Hartland, Wisconsin	53029-8303
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (262) 369-8163

Securities registered pursuant to Section 12(b) of the Act:
None
Securities registered pursuant to Section 12(g) of the Act:

Title of Class	Title of Class
Common Stock, 6-2/3 cents Par Value	Preferred Stock, $0.01 Par Value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [ ] No [X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter periods that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is a large accelerated filer, accelerated filer or a non-accelerated filer. See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Act. (Check one): Large accelerated filer [ ] Accelerated filer [ ] Non-accelerated filer [X]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act.) Yes [ ] No [X]

The aggregate market value of voting and non-voting common equity held by non-affiliates of the registrant at June 30, 2005 was $3,744,592.

The number of shares of common stock outstanding at March 20, 2006 was 3,727,589.

DOCUMENTS INCORPORATED BY REFERENCE:

Portions of the The Middleton Doll Company Proxy Statement for the 2006 Annual Meeting of Shareholders (to be filed with the Securities and Exchange Commission under Regulation 14A within 120 days after the end of the Registrant's year) are, upon such filing, to be incorporated by reference into Part III.

THE MIDDLETON DOLL COMPANY
Index to Annual Report on Form 10-K
For the Year Ended December 31, 2005

Part I

Item 1. Business

Introduction

The Middleton Doll Company (the "Company") presently consists of two business segments, the Consumer Products Business and the Financial Services Business. The Middleton Doll Company, when referred to singularly and not with its subsidiaries, is referred to herein as the "Parent".

The Consumer Products Business segment consists of Lee Middleton Original Dolls, Inc. ("LMOD") and its wholly-owned subsidiary License Products, Inc. ("LPI"). LMOD is a designer and distributor of lifelike collectible and play dolls; while LPI is a designer and distributor of clocks and home décor products. On December 7, 2005, George R. Schonath, the former President and Chief Executive Officer of the Company, and his family, surrendered their ownership of 1% of the stock of LMOD, resulting in LMOD being wholly-owned by the Parent.

The Financial Services Business segment prior to January 1, 2006, consisted of the Parent and its wholly-owned subsidiary Bando McGlocklin Small Business Lending Corporation ("BMSBLC"). On January 1, 2006, BMSBLC was merged with and into LMOD with LMOD as the surviving corporation. Beginning on January 4, 2006, the financial services segment began selling substantially all of its loans, loan participations and leased real estate properties. The net proceeds from the sale of the assets will be applied to payment of indebtedness. The Company anticipates that substantially all of its financial service segment loans and loan participations will be sold or will have matured prior to June 30, 2006. In addition, the Company anticipates selling all of its leased real estate over time; however, as of March 31, 2006, no decision has been made with respect to the sale of any specific leased properties. Conditions in the real estate market for industrial and commercial buildings similar to that owned by LMOD will affect the availability of purchasers, the prices at which the real estate can be sold and the timing of such sales. The Company does not intend to continue in the financial services segment after its assets are sold.

For the years ended December 31, 2005, 2004 and 2003, the Parent and BMSBLC were operated as a real estate investment trust ("REIT") pursuant to the provisions of Section 856 of the Internal Revenue Code of 1986, as amended. A REIT does not pay any corporate income taxes because it has a tax exempt status. To achieve the tax exempt status, a REIT must be in compliance with tests concerning the nature of the assets of the REIT and the income earned. In addition, a REIT must distribute substantially all of its taxable income each year in dividends to its shareholders. In order to qualify as a REIT under the Internal Revenue Code, the Parent cannot hold more than 10% of the outstanding voting securities of any one issuer except for "Taxable Real Estate Investment Trust Subsidiaries" ("TRSs"). LMOD and LPI became TRSs as of January 1, 2001, which allowed the Company on June 25, 2001, to exchange its non-voting stock in LMOD for voting stock. Both LMOD and LPI are operated as C Corporations under the Internal Revenue Code and are subject to corporate income tax rates. As of January 1, 2006, BMSBLC merged with and into LMOD and will no longer qualify as a REIT.

On September 3, 1997, the Company capitalized InvestorsBancorp, Inc., a bank holding company, for approximately $6.2 million and then distributed all of the outstanding shares of InvestorsBancorp, Inc. to the Company's shareholders. For the years ended December 31, 2005, 2004 and 2003, the Company and InvestorsBancorp, Inc., together with its wholly-owned subsidiary, InvestorsBank (the "Bank"), shared common office space and personnel. Expenses were shared between the two entities in accordance with a Management Services and Allocation of Expenses Agreement (the "Management Agreement"). See "Management's Discussion and Analysis of Financial Condition and Results of Operation – Overview.

In June of 2004, the Board of Directors of the Company approved a plan to convert the loans and the leased properties of BMSBLC to cash. As loans mature and leased properties are sold, the proceeds are used to reduce outstanding debt. Under this policy, BMSBLC did not make new loans or purchase new properties to lease, with only limited exceptions for loan participations with InvestorsBank. This reduction in assets reduced the income available for common stock dividends. As a result, the Board of Directors in June, 2004, changed the common stock dividend policy from the payment of quarterly dividends to an annual dividend, which would be payable in January for the preceding year.

As of January 1, 2006, BMSBLC merged with and into LMOD and will no longer qualify as a REIT. Therefore, for the year ending December 31, 2006, the Company (consisting of the Parent, LMOD and LPI) will be operating as a C Corporation under the Internal Revenue Code. The Company intends to file a consolidated federal income tax return for the year ended December 31, 2006.

As of January 1, 2006, the executive officers of the Company consisting of George R. Schonath, Chief Executive Officer; Jon McGlocklin, Vice President, and Susan Hauke, Vice President – Finance, ceased to be officers and/or directors of the Company, but remain as officers and/or directors of InvestorsBank and InvestorsBancorp. As of January 1, 2006, the Company's new officers were Salvatore Bando, President and Chief Executive Officer and Craig R. Bald, Vice President – Finance and Chief Financial Officer. Kenneth A. Werner, Jr., became a director of the Company on January 1, 2006.

On January 4, 2006, LMOD entered into an asset purchase agreement to sell substantially all of the loans and loan participations (previously owned by BMSBLC) to InvestorsBank. It is anticipated that the sale of the loans and loan participations will be completed through a series of transactions beginning in January of 2006 and ending no later than June 30, 2006. The purchase price for the sale of the loans and loan participations will be the total of the principal balance of all such loans and loan participations, with an aggregate total purchase price anticipated to be approximately $15.7 million plus accrued interest.

Consumer Products Business

Lee Middleton Original Dolls, Inc.

Lee Middleton Original Dolls, Inc. headquartered in Westerville, Ohio, designs lifelike collectible and play dolls that are distributed through dealers and through major national retailers.

License Products, Inc.

License Products, Inc. a wholly-owned subsidiary of LMOD, is headquartered in Hartland, Wisconsin, and designs clocks and home décor products that are distributed through major national retailers.

Competition

LMOD competes with various other doll manufacturers including Adora, Madam Alexander, Ashton Drake, Mattel's American Girl and a variety of small artist-owned manufacturers. Intense pricing competition in recent years resulted in LMOD transferring doll production to a contract manufacturer in China in 2004. LPI competitors consist of other clock companies including Infiniti, Skytimer and Bulova, all of which are larger and have greater resources.

Employees

The consumer products segment employs approximately 61 persons. At LMOD, approximately 19 employees are subject to a collective bargaining agreement, which expires on April 30, 2006. Negotiations for a new contract are expected to begin in April. If the current contract would expire before the new contract is ratified it would not be material to LMOD.

Large Customers

Three customers, Kohl's Department Stores, Inc., Bed Bath and Beyond, and Parisian's accounted for approximately 33% of total revenues for the consumer products segment during 2005.

Copyrights, Patents and Trademarks

The Company believes patents and trademarks are not material to its business, however, the Company considers the unique designs of its collectible dolls to be material to its business. The Company has engaged in litigation in recent years to prevent competitors from infringing on its copyrighted designs.

Seasonality

A sizeable portion of the revenues of the consumer products segment is realized in the fourth quarter, recognizing the importance of the Christmas season. For the years ended December 31, 2005 and 2004, approximately 33% and 31%, respectively, of the consumer products segment revenues occurred in the fourth quarter.

Raw Materials

The consumer products segment imports its finished goods from suppliers in China and therefore relies on these suppliers to procure sufficient raw materials to be used in production. The Company has not experienced any significant problems due to the lack of availability of raw materials or of increased prices of raw materials.

Backlog

The backlog of the consumer products segment was approximately $0.02 million as of December 31, 2005, all of which should be filled during 2006.

Product Development

Product development and product improvement costs are reported as a separate component of operating expenses and totaled $953,742, $879,173 and $793,502 for the years ended December 31, 2005, 2004 and 2003, respectively.

Financial Services Business

Loans

The Company, through its Financial Services Business, (i) manages its loan portfolio comprised primarily of loans to small business entities collateralized by first or second mortgages and (ii) owns industrial and commercial real estate for lease to small businesses.

On January 4, 2006, LMOD entered into an asset purchase agreement to sell substantially all of its loans and loan participations (previously owned by BMSBLC) to InvestorsBank. It is anticipated that the sale of the loans and loan participations will be completed through a series of transactions beginning in January of 2006 and ending no later than June 30, 2006. The purchase price for the sale of the loans and loan participations will be the total of the principal balance of all such loans and loan participations, with an aggregate total purchase price anticipated to be approximately $15.7 million plus accrued interest. As of March 15, 2006, InvestorsBank had purchased $10.7 million of these loans and loan participations. In addition, during 2006, LMOD received $4.00 million from the sale of three of its leased properties. All proceeds from the sale of loans, loan participations, and leased properties were applied to reduce indebtedness.

The loan and leased property portfolio is managed by the Bank for an annual fee, payable monthly, equal to 0.25% of the total dollar amount of loans under management and 6% of the rents from leased properties. For the years ended December 31, 2005, 2004 and 2003, operating expenses were shared between the Bank and BMSBLC, as well as certain expenses of employees providing accounting, reporting and related services to the Company.

The loan portfolio, all of which is held by BMSBLC, is primarily comprised of long-term, variable rate, collateralized loans to small business entities. The borrowers include manufacturers, wholesalers, retailers, professionals and service providers. The loans are primarily collateralized by first mortgages on real estate, although some loans are collateralized by second mortgages. The Company's exposure to loss in the event of nonperformance by borrowers is represented by the outstanding principal amount of loans of $23.79 million at December 31, 2005 (which has been reduced to $7.41 million as of March 23, 2006). As of December 31, 2005, approximately 64% of the loan portfolio consists of loan participations, primarily with the Bank. As of that date, borrowers located in the State of Wisconsin represent approximately 97% of loans by dollar volume. The financial services segment funded their lending operations through their equity capital, bank and institutional borrowings, and the sale of loan participations.

Diversification across industries is a means of managing market risk by decreasing loan concentrations. The following table provides information regarding the outstanding principal amount of loans held for investment by industry as of December 31, 2005:

Type of Business	Number of Loans	Outstanding Principal Balance	Percent of Total Loans Outstanding
Retail	2	2,821,135	35.07%
Industrial Machinery	2	2,157,718	26.82%
Other Manufacturing	4	1,337,502	16.63%
Wholesale Goods	2	915,087	11.37%
Construction	2	487,585	6.06%
Dies, Molds and Patterns	2	227,962	2.83%
Services	2	94,809	1.18%
Commercial Printing	1	3,142	0.04%
Total	17	$ 8,044,940	100.00%

The following table categorizes the outstanding principal amount of loans held for investment by fixed rate loans and variable rate loans as of December 31, 2005:

	Outstanding Balance	Percent of Total Loans Outstanding
Fixed rate	$ 6,220,070	77.3%
Variable rate	1,824,870	22.7%
Total	$ 8,044,940	100.0%

Further detail regarding the fixed rate loans held for investment is provided in the following table:

Expiration Date	6.0-6.9%	7.0-7.9%	8.0-8.9%	Total
Demand	$ 417,375	$ 871,656	$ -	$ 1,289,031
2006	70,210	2,821,135	256,488	3,147,833
2008	1,783,206	-	-	1,783,206
Total	$ 2,270,791	$ 3,692,791	$ 256,488	$ 6,220,070

A loan is considered nonperforming when the scheduled principal and/or interest payments are more than ninety days past due. Nonperforming loans are not automatically placed on non-accrual status. A loan is placed on non-accrual status when, based on current information and events, management does not expect to collect all amounts due according to the contractual terms of the loan agreement in the normal course of business. A loan is not placed on non-accrual status during a period of delay in payment if management expects to collect all amounts due, including accrued interest at the contractual interest rate for the period of the delay. Non-accrual loans totaled $0.41 million and $0.98 million at December 31, 2005 and 2004, respectively. Interest income of $0.03 million would have been recorded during 2005 had the non-accruing loans been current in accordance with their original terms.

Real Estate

At December 31, 2005 the financial services segment owned 12 buildings and had entered into long-term lease agreements on nine of the properties. Of the remaining three properties, one building is vacant, one building is partially vacant with a tenant occupying warehouse space on a month-to-month basis, and one building is leased to a tenant on a month-to-month basis. During 2005, BMSBLC sold seven leased properties. The total cost of the Financial Services Business properties at December 31, 2005, was $15.57 million and the depreciated carrying value was $13.41 million.

The financial services segment's rental properties are either industrial real estate (i.e. used for manufacturing purposes), or commercial real estate properties, such as office buildings and retail stores, and all of its properties are located in Wisconsin. The following table sets forth additional information regarding the financial services segment's leased properties.

Property Type	Location	Annual Lease Rents		Carrying Value	Cost	Square Footage
Leased Properties, Listed for Sale or Under Contract to be Sold						
Commercial	Menomonee Falls, WI	$ 250,244	***	$ 1,945,221	$ 2,249,968	54,805
Commercial	Pewaukee, WI	-	*	1,886,740	2,129,425	32,325
Commercial	Menomonee Falls, WI	60,000	**	1,372,976	1,565,543	23,958
Commercial	Mequon, WI	155,800	***	1,177,524	1,351,433	26,248
Industrial	West Allis, WI	56,905	***	423,717	480,000	9,705
		522,949		6,806,178	7,776,369	147,041
Leased Properties						
Industrial	Berlin, WI	222,528		1,641,269	1,921,661	71,830
Commercial	Oconomowoc, WI	178,938		1,453,067	1,678,978	27,045
Industrial	Waukesha, WI	150,750		969,648	1,165,355	31,174
Commercial	Franklin, WI	177,851		831,776	1,003,950	27,000
Commercial	Lake Geneva, WI	92,934		677,936	794,311	8,250
Commercial	Menomonee Falls, WI	83,740		595,723	702,493	16,100
Commercial	Milwaukee, WI	76,188		436,862	522,328	12,200
		982,929		6,606,281	7,789,076	193,599
Total Leased Properties		$ 1,505,878		$ 13,412,459	$ 15,565,445	340,640

* Property not leased ** Property only partially leased
*** Property sold during the first two months of 2006

Competition

In managing its loan portfolio, the financial services segment competed primarily with commercial banks and commercial finance companies, many of which had substantially more assets and capital than the Company. Banks, in particular, had been active in seeking to refinance outstanding loans.

In owning and leasing real estate, the financial services segment competed primarily with other REITs and other investors such as insurance companies and a variety of investment companies which sought to own and lease real estate. In addition, the financial services segment competed with banks and other financial institutions, which sought to lend money to potential tenants of the financial services segment in order to allow the potential tenants to construct and own their own building rather than to lease a building owned by the financial services segment.

As discussed previously, the financial services segment is not making any new loans or purchasing any real estate for lease. Therefore, the financial services segment is no longer competing with these entities.

Employees

Effective January 1, 2006, the financial services segment did not have any employees. Accounting and management duties were performed by employees of LPI. Duties involving the management of the loans and leased properties were performed by employees of InvestorsBank pursuant to the Management Agreement.

Credit Concentration

As of December 31, 2005 and 2004, respectively, BMSBLC had loans outstanding to its largest borrower totaling $2.34 million and $3.07 million, which represented approximately 10% and 9% of the total loans outstanding, respectively.

Revenues of Principal Product Groups

The following table sets forth (in thousands of dollars), for each of the last three years, revenues attributable to the Company's principal product groups:

	12/31/05	12/31/04	12/31/03
Revenues			
Loan Portfolio	$ 1,717	$ 2,244	$ 3,258
Real Estate Portfolio	3,577	3,314	3,593
Dolls	9,197	10,318	11,721
Time Pieces	5,131	4,934	5,235
Other	287	179	681
Total	$ 19,909	$ 20,989	$ 24,488

Segment Information

Financial information concerning the Company's business segments is incorporated by reference from the consolidated financial statements on pages 29 to 32 herein. The Company's segments conducted substantially all of their business in the United States.

Executive Officers

Salvatore L. Bando, 62, was elected President and Chief Executive Officer of the Company effective January 1, 2006. Mr. Bando was one of the original founders of the Company, formerly known as Bando McGlocklin Capital Corp. He has been a director of the Company for 23 years, from its inception in 1980 to 1997, and again from 1999 to the present. Mr. Bando served as president of Bando McGlocklin Capital Corp. from 1980 until 1991. He served the Milwaukee Brewers organization as senior vice president of baseball operations from 1991 to 1999 and as a special assistant to the president from 1999 to 2001. He also served as a director of InvestorsBancorp from 1997 to 1999. He is also a financial professional for AXA Advisors.

Craig R. Bald, 32, was elected Vice President of Finance, Chief Financial Officer, Secretary and Treasurer of the Company effective January 1, 2006. Mr. Bald, who is a CPA, joined the Company in 1999 as a controller for LPI. He was promoted to chief financial officer of the Company's consumer products segment in 2004. Mr. Bald was a senior accountant for BDO Seidman, LLP before joining the Company.

Item 1A. Risk Factors

In addition to the other information set forth or incorporated by reference in this 2005 Annual Report on Form 10-K, the risk factors described below should be carefully considered. If any of the risk factors actually occur, the financial condition or results of operations could be materially adversely affected. The following list of risk factors may not be exhaustive. Additional risk and uncertainties not presently known or that we currently believed to be immaterial may also adversely affect us.

Our consumer products segment has experienced significant declining net sales during the last five years.
The demand for collectible dolls has declined and we have experienced intense competition from lower-priced collectible dolls manufactured in China, resulting in a significant decline in net sales.

Our consumer products segment has realized losses from operations in each of the past five years.
We have not been able to reduce fixed costs and operating expenses sufficiently to offset the decline in net sales. We may continue to experience losses unless we are able to increase our net sales and/or further reduce our fixed costs and/or operating expenses.

Our consumer products segment does not have any external financing sources.
The consumer products segment must, on its own, generate sufficient cash to operate its business. In recent years, the consumer products segment financed its losses by borrowing from BMSBLC. Unless the consumer products segment can generate sufficient cash flow from operations, or is otherwise able to borrow from financial institutions, it would eventually encounter significant problems in meeting its working capital requirements.

Our outsourcing of the manufacturing of the products sold by the consumer products segment to Chinese manufacturers could adversely affect inventory levels.
Nearly all of our products sold by the consumer products segment are manufactured in China. The amount of product to be purchased from Chinese manufacturers must be ordered several months in advance to allow for manufacturing and shipping time. If the amount of product ordered exceeds the future sales, inventories will increase which will reduce profits and/or increase losses. If sales would exceed the amount of product ordered, then inventory would be insufficient to meet customer demand.

Three customers provide a significant portion of the sales for the consumer products segment.
Three customers, Kohl's Department Stores, Inc., Bed Bath and Beyond, and Parisian's (a division of Saks Regional Department Store Group) accounted for approximately 33% of total revenues for our consumer products segment during 2005. A loss of any one or more of these customers could have a material adverse effect on our business.

There is no assurance that we will have sufficient funds available to completely redeem our outstanding preferred stock by July 1, 2008.
We are required to redeem $16.85 million of preferred stock by July 1, 2008, to the extent permitted under Wisconsin law. We have been using the proceeds from the sale of our leased properties and from the sale of loans and loan participations to reduce our indebtedness. We anticipate that substantially all of our loans and loan participations will be sold or will have matured prior to June 30, 2006. In addition, we anticipate selling all of our leased real estate over time; however, as of March 31, 2006, no decision has been made with respect to the sale of any specific leased properties. Conditions in the real estate market for industrial and commercial buildings similar to those owned by us, will affect the availability of purchasers, the prices at which the real estate can be sold, and the timing of such sales. We anticipate that proceeds will be sufficient to pay off the existing bank debt. However, we do not expect to generate sufficient funds from the sale of these assets to completely redeem the preferred stock by July 1, 2008. We will have sufficient funds only if the consumer products segment can generate earnings and/or raise funds from other sources.

Item 1B. Unresolved Staff Comments

Not Applicable.

Item 2. **Properties**

LMOD owns a building that has approximately 51,000 square feet at 1301 Washington Boulevard, Belpre, Ohio, that provides limited production facilities, retail space and warehouse space. A 44,100 square foot warehouse facility in Columbus, Ohio, was leased to LMOD in June of 2000 and was used for distribution and for storing raw materials and finished goods until the second quarter of 2005. Warehouse operations were then moved to the Belpre location. The Columbus warehouse lease expires on August 15, 2006. LMOD's headquarters are located in Westerville, Ohio. The headquarters has 18,800 square feet of office space which is leased until April 30, 2006. Beginning May 1, 2006, LMOD will lease 7,400 square feet of office space in Westerville, Ohio, for its headquarters. A retail outlet store in West Virginia is leased on a month-to-month basis and a retail store in the Polaris Fashion Mall in Columbus, Ohio, is leased until August 31, 2008.

LPI owns a building at 1050 Walnut Ridge Drive, Hartland, Wisconsin, that has approximately 17,000 square feet of office space and approximately 50,000 square feet of warehouse space.

Item 3. **Legal Proceedings**

As of the date of this filing, neither the Parent nor any of its subsidiaries is a party to any legal proceedings, the adverse outcome of which, in management's opinion, would have a material effect on the Company's consolidated financial statements.

Item 4. **Submission of Matters to a Vote of Security Holders**

No matters were submitted to a vote of security holders during the quarter ended December 31, 2005.

Part II

Item 5. **Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities**

The common stock of the Company is traded on the OTC Bulletin Board under the symbol DOLL. The table below represents the high and low sales price for the Company's common stock and the cash dividends paid per share for 2005 and 2004.

	Common Stock		Cash Dividends
	High	Low	Per Share
2005			
First Quarter	$ 2.700	$ 1.700	-
Second Quarter	$ 2.300	$ 1.010	-
Third Quarter	$ 1.600	$ 0.900	-
Fourth Quarter	$ 1.020	$ 0.630	-
2004			
First Quarter	$ 4.250	$ 3.820	$0.10
Second Quarter	$ 3.950	$ 1.300	$0.10
Third Quarter	$ 2.190	$ 0.550	-
Fourth Quarter	$ 2.350	$ 0.570	-

As of March 1, 2006, there were approximately 725 shareholders of record of the Company's common stock.

On February 22, 2000, the Board of Directors of the Company authorized the repurchase of up to 325,000 shares of the Company's common stock in the open market or by privately negotiated transactions. The program has no expiration date. The Company did not repurchase any shares under the program during the quarter ended December 31, 2005. As of December 31, 2005, the Company had the authority to repurchase 67,700 shares under that program.

Item 6. Selected Financial Data (In thousands, except per share data)

The following table sets forth certain Selected Consolidated Financial Data for the periods and as of the dates indicated:

	For the years ended December 31,				
(In thousands, except per share data)	2005	2004	2003	2002	2001
Total revenues	$ 19,909	$ 20,989	$ 24,488	$ 34,521	$ 40,102
Income tax (expense) benefit	(547)	(2,814)	1,185	785	416
Net income (loss) available to common shareholders	(1,555)	(3,760)	(662)	3,203	1,645
Total assets	52,344	70,660	102,204	125,539	157,266
Long-term debt	5,135	6,990	18,543	35,597	48,453
Total liabilities, other than redeemable preferred stock	30,596	47,357	74,367	95,014	126,109
Redeemable preferred stock	16,855	16,855	16,855	16,855	16,855
Total liabilities	47,451	64,212	91,222	111,869	142,964
Diluted (loss) earnings per common share	$ (0.42)	$ (1.01)	$ (0.18)	$ 0.86	$ 0.44
Cash dividends declared per common share	$ -	$ 0.20	$ 0.40	$ 0.65	$ 0.65

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

Amounts presented as of December 31, 2005, 2004 and 2003 include the consolidation of two segments. The financial services segment includes The Middleton Doll Company (the "Parent") and Bando McGlocklin Small Business Lending Corporation ("BMSBLC"), a 100% owned subsidiary of the Parent. The consumer products business segment includes Lee Middleton Original Dolls, Inc. ("LMOD"), and License Products, Inc. ("LPI"), a 100% owned subsidiary of LMOD. The term "Company", when used herein, refers to the Parent, BMSBLC, LMOD and LPI on a consolidated basis. As of January 1, 2006, BMSBLC and LMOD merged with LMOD as the surviving corporation. Throughout Management's Discussion and Analysis of Financial Condition and Results of Operations, BMSBLC will be referred to as it was established prior to the merger.

Until January 1, 2006, the loan and real estate portfolios of the Parent and BMSBLC were administered and managed by InvestorsBank (the "Bank"), a wholly-owned subsidiary of InvestorsBancorp, Inc. The "Second Amended and Restated Management and Services and Allocation of Expenses Agreement" dated January 1, 2004, (the "Management Agreement") was in effect for the years ended December 31, 2005 and 2004. George R. Schonath, President and Chief Executive Officer of the Parent and BMSBLC until December 31, 2005, remains as President and Chief Executive Officer of the Bank and InvestorsBancorp, Inc. George Schonath and members of his family own all of the outstanding stock of InvestorsBancorp, Inc.

For the loan and real estate management services provided under the Management Agreement until December 31, 2005, the Bank received an annual fee, payable monthly, equal to 0.25% of the total amount of loans under management and 6% of the rents from the real estate portfolio. The Management Agreement provided for the sharing of operating expenses between the Bank and BMSBLC, as well as certain expenses of employees of the Bank who provided accounting, reporting and related services to the Parent and BMSBLC. Additionally, for its services in providing ongoing credit analysis, loan and lease monitoring, workout services, and management services to LMOD, the Bank received an annual fee of $365,000, payable monthly. George Schonath, the President and Chief Executive Officer, provided services to the Parent, BMSBLC and LMOD under the Management Agreement until December 31, 2005; however, he was not separately compensated by any of those entities.

Effective January 1, 2006, a new agreement was entered into between the Parent and InvestorsBank. The Loan and Real Estate Services Agreement (the "Agreement") provides for loan and real estate management services to be provided by the Bank on a month-to-month basis. The Bank receives a monthly fee equal to 0.25% of the total amount of loans under management and 6% of the rents from the real estate portfolio. In addition, Ms. Hauke, Chief Financial Officer of InvestorsBank, will provide a maximum of 140 hours of accounting services under the Agreement for a fee of $17,500. Also under the Agreement, BMSBLC will pay InvestorsBank a monthly fee of $3,259 for rent, real estate taxes, building related and overhead expenses. No additional fees are paid under the Agreement.

For a discussion of management's plans to eventually sell substantially all of the assets of the financial services segment and then to exit that business see Item 1 "Business – Introduction" herein. After the financial services segment assets are sold, the Company expects to be solely engaged in the consumer products segment as described in Item 1.

During the past five years there has been a significant decrease in LMOD's net sales within the consumer products segment due to a decrease in demand for collectible dolls. In order to increase the demand for collectible dolls, the collectible doll industry is attempting to raise consumer's awareness of collectible dolls through marketing efforts. On August 5, 2005, a new management team at LMOD began to address the sales decline. Sales to dealers have begun to improve due to increased marketing efforts which include package incentives, more favorable terms and personal contact.

Intense pricing competition from dolls produced in China also contributed to the decline in sales. Therefore, in June of 2004, LMOD transferred production of its high quality, lifelike Artist Studio Collection (ASC) dolls to a contract manufacturer in China in order to reduce manufacturing costs. The manufacturer in China that was selected to make ASC dolls was a current supplier at the time of its selection and has devoted a separate unit and staff exclusively to the manufacturing of these dolls. However, limited doll production continues at the LMOD facilities in Belpre, Ohio.

Thirty-three Newborn Nursery® boutiques are now open at major department store retailers including Saks Regional Department Store Group and Belk, Inc. stores. LMOD is continuing to develop and release new Artist Studio Collection ("ASC") dolls through its dealers and through selected retail locations. Both LMOD and LPI are working on developing new business relationships and continue to develop products which emphasize quality and innovation.

During the past five years there has also been a significant decrease in the loan portfolio of the financial services segment, resulting in a corresponding decrease in interest income on loans. The financial services segment has been at a lending disadvantage with other institutions such as banks, due to its higher cost of funds. Also, the management agreement with InvestorsBank prevented it from making new loans to other than existing customers without the prior consent of InvestorsBank. As a result, the size of the loan and leased property portfolio of BMSBLC decreased and total revenues and earnings also decreased throughout the five year period.

The Company is using the proceeds from the sale of its leased properties and from the sale of loans and loan participations to reduce its indebtedness. These sales cause a reduction in the earning assets of the Company. As a result, the income available for common stock dividends is reduced. The Board of Directors in June, 2004, changed the common stock dividend policy from the payment of quarterly dividends to an annual dividend which would be payable in January for the preceding year. For the year ended December 31, 2005, no dividends were paid to the common stock shareholders. The preferred stock dividend of $0.335 per share per quarter ($1.34 annual dividend per preferred share) was paid during 2005.

The Company anticipates that substantially all of its financial service segment loans and loan participations will be sold or will have matured prior to June 30, 2006. In addition, the Company anticipates selling all of its leased real estate over time; however as of March 31, 2006 no decisions have been made with respect to the sale of any specific leased property. Conditions in the real estate market for industrial and commercial buildings similar to that owned by LMOD will affect the availability of purchasers, the prices at which the real estate can be sold, and the timing of such sales. The Company anticipates that proceeds will be sufficient to pay off the existing bank debt. However, the amount of proceeds available after the payment of the indebtedness cannot be estimated at the present time.

Effective July 14, 2004, the Company's common stock (DOLL) and preferred stock (DOLLP) began trading on the OTC Bulletin Board. The Company voluntarily delisted from The Nasdaq National Market because the shareholders' equity in the Company no longer met the minimum NASDAQ requirement of $10.0 million.

Critical Accounting Policies

In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The following areas require management to make estimates that are susceptible to significant change in the near term.

Consumer Products

Allowance for doubtful accounts. LMOD and LPI provide an allowance for doubtful accounts based on management's estimate of uncollectible amounts. Management reviews the trade accounts receivable based on an aging of accounts, historical collection experience, and a specific review of certain accounts in order to evaluate the collectibility of the accounts receivable.

Inventory and allowance for obsolete inventory. Inventories are valued at lower of cost or market using the first-in, first-out (FIFO) method. LMOD and LPI provide an allowance for obsolete inventory items based on management's estimate. Management reviews all slow-moving or obsolete inventory items in order to determine the appropriate allowance for obsolete inventory. The inventory allowance reflects the estimated markdown necessary to liquidate the slow-moving inventory items.

Goodwill. Goodwill is reviewed by management at least annually for impairment. An impairment review is designed to determine whether the fair value, and the related recorded goodwill, of a reporting unit is below its carrying value. Management estimates the fair value based upon the present value of future expected cash flows using management's best estimates of assumptions for sales and expenses. Any goodwill impairment losses will be charged to operations.

Deferred income tax assets and liabilities. Amounts provided for income tax expense are based on income reported for financial statement purposes and do not necessarily represent amounts currently payable under tax laws. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. As changes in tax laws or rates are enacted, deferred income tax assets and liabilities are adjusted through the provision for income taxes. The differences relate principally to different methods used for depreciation for income tax purposes, vacation accruals, health insurance, deferred revenue, net operating losses, capitalization requirements of the Internal Revenue Code, allowances for doubtful accounts and obsolete inventory and charitable contribution carryforwards. Valuation allowances are established when necessary to reduce deferred income tax assets to the amount expected to be realized.

Financial Services

Allowance for loan losses. Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the amount of unpaid principal, reduced by the allowance for loan losses. Management reviews the value of the collateral securing each loan to determine if an allowance for loan losses is necessary. In this review, management evaluates past loan loss experience, the level of nonperforming loans, current economic conditions, loan volume, growth and composition of the loan portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of underlying collateral, and other relevant factors.

Leased properties. Leased properties are recorded at cost and are depreciated during the period of rental using the straight-line method. The costs of normal repairs and maintenance are charged to expense as incurred.

Leased properties listed for sale or under contract to be sold. Leased properties are classified as listed for sale or under contract to be sold, when a property is listed for sale and/or under contract to be sold within the next twelve months. Leased properties are valued at the lower of depreciated cost (carrying value) or estimated net realizable value.

Impairment of leased properties. The carrying value of leased properties is reviewed by management at least annually for impairment. An impairment review is designed to determine whether the fair value of a leased property is below its carrying value. Management estimates the fair value based upon available information using appraisals, real estate tax bills and recent sales.

Results of Operations

For the years ended December 31, 2005 and December 31, 2004

The Company's total net loss available to common shareholders for the year ended December 31, 2005 equaled ($1.55) million or ($0.42) per common share (diluted) as compared to ($3.76) million or ($1.01) per common share (diluted) for the year ended December 31, 2004.

	12/31/2005	12/31/2004
Consumer products segment net loss	($1.91) million	($3.69) million
Per common share (diluted)	($0.51)	($0.99)
Financial services segment net income (loss)	$0.36 million	($0.07) million
Per common share (diluted)	$0.09	($0.02)

The consumer products segment's net loss decreased $1.78 million when comparing the year ended December 31, 2005 to December 31, 2004. For the year ended December 31, 2004, an income tax expense of $2.69 million was recorded to write-off certain deferred income tax assets while for the year ended December 31, 2005, no income tax expense (benefit) was recognized for financial reporting purposes due to an increase in the deferred income tax valuation allowance. Net sales decreased $1.62 million when comparing the two years primarily due to a $1.58 million holiday shipment of play dolls in 2004 which did not reoccur in 2005. Although the total gross profit percentage remained the same for both years, gross profits decreased $0.65 million due to the decrease in sales. Operating expenses increased $0.39 million while other income increased $0.14 million when comparing the two years.

The financial services segment's net income increased $0.43 million when comparing the year ended December 31, 2005 to December 31, 2004, primarily due to the sale of seven leased properties resulting in a gain of $1.23 million, net of income taxes. However, rental income and loan income decreased when comparing the two years as a result of a decline in both the number of leased properties and in the principal balances of loans outstanding.

Consumer Products

Net sales from consumer products for the year ended December 31, 2005, decreased 10% to $14.33 million from $15.95 million for the year ended December 31, 2004. LMOD accounted for 64% of the net sales in 2005 and 69% of the net sales in 2004. The third quarter of 2004 included a $1.58 million holiday shipment of play dolls to a large retailer which did not reoccur in 2005 and accounted for most of the decrease in play doll sales. Sales to dealers of Artist Studio Collection dolls were also down when comparing the two years as dealers continue to order conservatively. Newborn Nursery® play dolls and accessories improved substantially when comparing 2005 to 2004 due to the opening of twenty-five new locations in 2005. LPI's net sales increased slightly when comparing the two periods.

Reflecting the decline in net sales, cost of goods sold decreased 10% to $9.23 million for the year ended December 31, 2005, compared to $10.20 million for the year ended December 31, 2004. Total gross profit margin remained at 36% for both years. LMOD's freight costs, which are included in cost of goods sold, increased slightly when comparing the two periods due to special freight incentives which were offered in 2005 in order to reduce inventory levels.

Total operating expenses of the consumer products segment for the year ended December 31, 2005, were $7.26 million compared to $6.87 million for the year ended December 31, 2004, a 6% increase. Sales and marketing expense increased $0.31 million primarily due to increases in salaries, commissions, catalog expenses and advertising fees. At LPI the increase of $0.04 million was due primarily to the addition of a new sales person and the payment of commissions to outside sales representatives. The increase of $0.27 million at LMOD was primarily due to one-time start-up costs associated with the opening of Newborn Nursery® boutiques in 2005. New product development increased $0.05 million at LPI due to the addition of a new designer and the $0.03 million increase at LMOD due to increases in sample costs and travel expenses. General and administrative expenses increased $0.12 million at LPI and decreased $0.12 million at LMOD. The increase at LPI was due to increased depreciation relating to the purchase of its building as well as increased building maintenance expenses. At LMOD general and administrative expenses increased due to a charge of $0.35 million relating to a lease obligation for a warehouse facility in Columbus, Ohio, which was vacated in the second quarter of 2005. Bad debt expense in 2004 was reduced by $0.19 million due to a reduction in LMOD's allowance for doubtful accounts receivable, which did not reoccur in 2005. Offsetting these expense increases were a reduction in restructuring expenses, a refund of $0.10 million relating to personal property taxes, a reduction of $0.07 million in current personal property tax expense, and an increase of $0.16 million between 2005 and 2004 from settlement proceeds in relation to copyright infringement lawsuits.

Interest expense decreased $0.02 million when comparing the year ended December 31, 2005, to 2004. During 2005, the consumer products segment's financing was done through intercompany loans while in 2004 the financing was provided by InvestorsBank. Other income increased $0.14 million when comparing the year ended December 31, 2005 to 2004, primarily due to rental income that LPI receives from a tenant in its building. In September of 2004, LPI purchased the building in which it was a tenant from BMSBLC.

Interest expense and intercompany loans have been eliminated for consolidation purposes. At December 31, 2005, LMOD owed the Parent $4.2 million, consisting of a line of credit of $0.50 million and an unsecured note of $3.7 million. LMOD owed BMSBLC $4.93 million, consisting of a line of credit of $2.95 million and a first mortgage on real estate of $1.98 million. At December 31, 2005, LPI owed BMSBLC $7.81 million consisting of a line of credit of $2.0 million, an unsecured note of $2.35 million, and a first mortgage on real estate of $3.46 million. Before intercompany eliminations, interest expense for the consumer products segment and interest income to the financial services segment was $1.05 million for the year ended December 31, 2005. After the merger of BMSBLC into LMOD on January 1, 2006, all intercompany loans were eliminated on the books of the Parent, BMSBLC, LMOD and LPI.

For the year ended December 31, 2005, no income tax expense (benefit) was recognized due to an increase in the deferred income tax valuation allowance. For the year ended December 31, 2004, income tax expense of $2.69 million was recorded at the consumer products segment. Management determined for 2004, based on the level of the continuing losses of the consumer products segment, that it would provide a valuation allowance for the full amount of net operating loss carryforwards and other net deferred income tax assets, due to uncertainties of realization in the near term. If the consumer products segment becomes profitable, the existing net operating loss carryforwards should be available to be utilized against future taxable income. In assessing the recoverability of deferred income tax assets, including net operating loss carryforwards, management considers whether it is more likely than not, in the foreseeable future, that some portion or all of the deferred income tax assets will not be realized. The realization of deferred income tax assets in this instance is dependent upon the generation of future taxable income during the periods in which the net operating loss carryforwards would be available to offset the taxable income. The loss carryforwards expire at various dates through 2025. At December 31, 2005 no income tax expense was recorded and there were unused net operating loss carryforwards of approximately $8.6 million to be used to offset against future federal taxable income.

Financial Services

The financial services segment net income after the preferred stock dividend payment of $0.91 million was $0.36 million for the year ended December 31, 2005, compared to a net loss of $0.07 million for the year ended December 31, 2004.

Interest income on loans decreased 23% to $1.72 million for the year ended December 31, 2005, as compared to $2.24 million for the year ended December 31, 2004. The decrease in interest income was primarily due to a $16.15 million decrease in average total loans outstanding when comparing the two years. During the year ended December 31, 2005, $5.90 million of new participations were entered into with InvestorsBank, while normal principal reductions amounted to $2.0 million and loan payoffs were $12.95 million. Participations with InvestorsBank comprised approximately 64% of the loan portfolio at December 31, 2005. The proceeds from the reduction in the loans were used to reduce outstanding debt.

On January 4, 2006, LMOD entered into an asset purchase agreement to sell substantially all of its loans and loan participations (previously owned by BMSBLC) to InvestorsBank. It is anticipated that the sale of the loans and loan participations will be completed through a series of transactions beginning in January of 2006 and ending no later than June 30, 2006. The purchase price for the sale of the loans and loan participations will be the total of the principal balance of all such loans and loan participations, with an aggregate total purchase price anticipated to be approximately $15.7 million plus accrued interest. Management anticipates that the proceeds from the sale of the loans and loan participations will be used to further reduce any outstanding debt.

Rental income decreased 40% to $1.80 million for the year ended December 31, 2005, as compared to $3.00 million for the year ended December 31, 2004, due to leased property sales and vacant buildings. Rental income in 2005 decreased $1.12 million due to leased property sales and $0.13 million due to vacant buildings while rent increases of $0.05 million partially offset these amounts. Seven properties were sold during 2005 resulting in a gain of $1.23 million, net of income taxes. All tenants were current in their rent payments at December 31, 2005. At December 31, 2005, leased properties held for sale consisted of a vacant and a partially vacant rental property with a carrying value of $3.26 million and three leased properties that were sold in the first two months of 2006 with a carrying value of $3.55 million. The remaining seven leased properties had a carrying value of $6.61 million at December 31, 2005.

Net interest margin is determined by dividing the total of interest income on loans and rental income less interest expense by the total of average loans and leased properties. The net interest margin for the year ended December 31, 2005, was 3.74% compared to 4.26% for the year ended December 31, 2004. During 2005, average loans outstanding of $27.33 million (net of intercompany loans) generated $1.72 million in interest income and average leased properties of $18.72 million generated $1.80 million in rental income. The average gross return in 2005 on rental properties was approximately 9.6% while the average gross return on loans was approximately 6.3%. During 2004, average loans outstanding of $43.48 (net of intercompany loans) generated $2.24 million in interest income and average leased properties of $29.03 million (net of intercompany properties) generated $3.00 million in rental income. The average gross return in 2004 on rental properties was approximately 10.3% while the average gross return on loans was approximately 5.2%. Although the average gross return on loans increased during 2005 due to market rate increases, the increase was offset by the reduction in rent resulting from the sale of leased properties which have a higher average gross return than loans.

Interest expense decreased 16% to $1.77 million for the year ended December 31, 2005, as compared to $2.11 million for the year ended December 31, 2004, primarily due to a decrease in the outstanding average debt balance. The average debt balance decreased $24.98 million when comparing 2005 to 2004 as a result of applying proceeds from loan repayments and from the sale of leased properties. However, BMSBLC's cost of funds is based primarily on variable interest rates. The average cost of funds was 5.14% for 2005 as compared to 3.39% for 2004. As a result, BMSBLC's cost of funds was 1.75% higher when comparing 2005 to 2004 due to the increase in short-term interest rates. During 2004, a substantial amount of commercial paper which had matured was not able to be replaced by sales of additional commercial paper, requiring BMSBLC to draw upon the back-up bank line of credit. During 2004, commercial paper averaged approximately 42% of BMSBLC's debt structure. At June 30, 2005, commercial paper was no longer available to BMSBLC. Instead BMSBLC's bank line of credit comprised 80% of its debt structure with an average rate of 5.61% at December 31, 2005. The cost of the line of credit is approximately .40% to .50% higher than the cost of commercial paper.

BMSBLC's debt facility consists of a $30 million line of credit that matures on June 23, 2006. BMSBLC expects to pay off the facility by the maturity date using proceeds from the sale of loans and leased properties. Effective January 1, 2006, BMSBLC voluntarily reduced the line of credit to a maximum amount of $23 million. At December 31, 2005, BMSBLC had outstanding unfunded commitments of $2.84 million. Management expects that due to scheduled loan maturities and sales of leased properties, BMSBLC will be able to fund the outstanding commitments.

Other miscellaneous income decreased $0.03 million for the year ended December 31, 2005, compared to the year ended December 31, 2004, primarily due to a reduction in prepayment penalties in 2005. Other miscellaneous income is composed primarily of prepayment penalties, letter of credit fees, and late payment fees.

Depreciation expense decreased $0.30 million due to leased property sales and vacancies when comparing the year ended December 31, 2005 to 2004. Management fees under the management fee agreement with InvestorsBank decreased $0.14 million due to the decrease in loans under management and from the sale of leased properties. An impairment loss of $0.18 million was recorded in 2004 to reduce the carrying cost of a leased property. The leased property was sold in January of 2005 at the reduced carrying cost. Other operating expenses decreased $0.18 million when comparing 2005 to 2004. Expenses in 2004 included $0.11 million of debt issue costs and $0.04 million of bad debt expense related to rents that did not reoccur in 2005. There were also reductions of $0.03 million in transfer agent costs and $0.05 million in carrying costs related to leased properties when comparing 2005 to 2004. Offsetting these reductions was an increase of $0.07 million in legal fees relating to the restructuring of the Company.

The Parent and its REIT subsidiary, BMSBLC, qualified as a real estate investment trust under the Internal Revenue Code for the years ended December 31, 2005 and 2004. Accordingly, they were not subject to income tax on taxable income that was distributed to common shareholders. However, the REIT may retain capital gains from the sale of real estate and pay income tax on that gain. The Parent realized $1.78 million in capital gains and accrued $0.55 million in income taxes for the year ended December 31, 2005, and realized $0.31 million in capital gains and accrued $0.13 million in income taxes as of December 31, 2004.

Interest expense and intercompany loans have been eliminated for consolidation purposes. At December 31, 2005, LMOD owed the Parent $4.2 million, consisting of a line of credit of $0.50 million and an unsecured note of $3.7 million. LMOD owed BMSBLC $4.93 million, consisting of a line of credit of $2.95 million and a first mortgage on real estate of $1.98 million. At December 31, 2005, LPI owed BMSBLC $7.81 million consisting of a line of credit of $2.0 million, an unsecured note of $2.35 million, and a first mortgage on real estate of $3.46 million. Before intercompany eliminations, interest expense for the consumer products segment and interest income to the financial services segment was $1.05 million for the year ended December 31, 2005. After the merger of BMSBLC into LMOD on January 1, 2006, all intercompany loans were eliminated on the books of the Parent, BMSBLC, LMOD and LPI.

As of November 12, 2003, the Parent extended a guarantee to a supplier of LMOD in which the Parent has agreed to unconditionally guarantee all obligations of LMOD to the supplier. It is anticipated that the maximum amount of the guarantee will not exceed $0.60 million; however, the amount of the guarantee is unlimited and the amount of the obligation may increase in the future. As of December 31, 2005, LMOD owed the supplier $0.22 million.

For the years ended December 31, 2004 and December 31, 2003

The Company's total net loss applicable to common shareholders for the year ended December 31, 2004 equaled ($3.76) million or ($1.01) per common share (diluted) as compared to ($0.66) million or ($0.18) per common share (diluted) for the year ended December 31, 2003.

	12/31/2004	12/31/2003
Consumer products segment net loss	($3.69) million	($1.09) million
Per common share (diluted)	($0.99)	($0.29)
Financial services segment net (loss) income	($0.07) million	$0.43 million
Per common share (diluted)	($0.02)	$0.11

The consumer products segment's net loss before income taxes at December 31, 2004 was $1.44 million less than the net loss before income taxes at December 31, 2003, primarily due to reductions in operating expenses. For the year ended December 31, 2004, an income tax expense of $2.69 million was recorded at the consumer products segment as compared to a $1.37 million income tax benefit at December 31, 2003. Management determined for 2004, based on the level of the continuing losses of the consumer products segment, that it would provide a valuation allowance for the full amount of net operating loss carryforwards and other net deferred income tax assets, due to uncertainties of realization in the near term. If the consumer products segment becomes profitable, the existing net operating loss carryforwards should be available to be utilized against future taxable income.

In evaluating the consumer product segment's ability to realize the net deferred income tax assets, the Company considers all available evidence, both positive and negative, including past operating results, the existence of cumulative losses in the most recent fiscal years, tax planning strategies that are prudent and feasible, and the forecast of future taxable income. In considering this information, the Company is required to make certain assumptions and judgments based on plans and estimates. Any changes in the Company's assumptions and/or estimates may materially impact the consumer products segment's income tax expense. The $2.69 million of deferred income tax assets were recognized in years prior to 2004 including a $1.37 million of deferred income tax benefit recognized during the year ended December 31, 2003. For the year ended December 31, 2004, the consumer products segment provided a valuation allowance of $3.32 million which should be available to be utilized against future taxable income. A portion of the valuation allowance is a significant component of the reconciliation between the provision for income taxes computed at the Federal statutory rate versus the effective rate. See Note 20 in the accompanying consolidated financial statements for more information regarding the income tax provision and related deferred income tax valuation allowance.

The financial services segment incurred a net loss of $0.07 million, after the payment of the preferred stock dividend of $0.91 million, for the year ended December 31, 2004, as compared to net income of $0.43 million for the year ended December 31, 2003. Due to the Parent's required redemption of $16.85 million of outstanding preferred stock by July 1, 2008, the financial services segment is materially curtailing its lending activities and is selling its leased properties over the next four years. During the second quarter of 2004, the Board of Directors of the Company approved a plan to convert the loans and leased properties of BMSBLC to cash as loans mature and leased properties are sold. The proceeds will be used to reduce outstanding debt and to redeem preferred stock. Under this policy, BMSBLC does not intend to make new loans or purchase new properties to lease, with only limited exceptions for participations with InvestorsBank. This reduction in assets will reduce the income available for common stock dividends in each of the next four years. As a result, the Board of Directors changed the common stock dividend policy from the payment of quarterly dividends to an annual dividend, which would be payable in January for the preceding year. During the year ended December 31, 2004, common stock dividends of $0.20 per share were paid. The preferred stock dividend of $0.335 per share per quarter ($1.34 annual dividend per preferred share) was paid during 2004.

Consumer Products

Net sales from consumer products for the year ended December 31, 2004, decreased 10% to $15.95 million from $17.66 million for the year ended December 31, 2003. This was due to decreased sales of $1.41 million at LMOD and decreased sales of $0.30 million at LPI. Artist Studio Collection (ASC) dolls are primarily sold through the LMOD dealer network and play dolls are primarily sold through dealers and a few larger retailers. LMOD dealers have been ordering conservatively to minimize their inventory levels due to slower sales, resulting in a $1.25 million or 16% sales decrease in ASC dolls when comparing the year ended December 31, 2004 to 2003. Price competition remains a factor in ASC doll sales as numerous competitors have expanded into the life-like baby doll category. The sales of play dolls to retailers, which include the Newborn Nursery® play dolls, decreased $0.22 million or 7%, when comparing the year ended December 31, 2004 to 2003. During the year ended December 31, 2004, sales to two new retail accounts accounted for 76% of play doll sales to retailers. LMOD is continuing to add new dealers and to introduce new dolls in order to stimulate demand for both lines of dolls.

Reflecting the decline in net sales, cost of goods sold decreased 7% to $10.20 million for the year ended December 31, 2004, compared to $10.96 million for the year ended December 31, 2003. LMOD's cost of goods sold decreased to $6.89 million from $7.59 million while LPI's cost of goods sold decreased to $3.31 million from $3.37 million. Total gross profit margin decreased to 36% from 38% in the prior year. In connection with transferring doll production to China, LMOD increased its allowance for inventory obsolescence by $0.19 million during 2004. LMOD's gross profit margin remained at 36% (before the inventory obsolescence charge) for both years despite price reductions on the line of ASC dolls. The price reduction was instituted in June of 2003 to stimulate sales and to meet increased competition; however, this decrease was partially offset by the transfer of doll production to China in July of 2004. During the second half of 2004, margins at LMOD did improve as a result of the transfer of production to China. LPI's gross profit margin remained the same for both years.

Total operating expenses of the consumer products segment for the year ended December 31, 2004, were $6.87 million compared to $9.19 million for the year ended December 31, 2003, a 25% decrease. LMOD's total operating expenses decreased $2.37 million to $5.55 million for the year ended December 31, 2004. Sales and marketing expense decreased $1.41 million, which included decreases of $0.34 million in personnel reductions and employee benefits. Advertising, trade shows, postage and catalog printing costs were reduced $0.36 million. The LMOD catalog was made available on-line at www.leemiddletondolls.com, which reduced the printing and mailing costs during 2004. Due to the expiration of the Lee Middleton licensing agreement expenses were reduced in 2004 by $0.17 million. The remaining reduction of $0.54 million was due to decreases in expenses for freight, samples, travel, commissions and royalties. New product development increased $0.09 million primarily due to an employee position transfer to new product development, employee contract provisions and employee benefits. LMOD's general and administrative expenses decreased $1.05 million when comparing 2004 to 2003. An adjustment to the allowance for doubtful accounts resulted in a $0.59 million income statement change between 2004 and 2003. This reduction was due to the settlement of a $0.08 million claim with regard to the FAO, Inc. bankruptcy and the balance of the reduction was due to higher collection rates on outstanding receivables.

Personnel reductions accounted for a $0.56 million reduction in expenses, which was offset by a $0.10 million increase in restructuring costs due to the transfer of doll production to China and a $.0.10 million increase in legal fees due to the copyright infringement lawsuits . LPI's operating expenses increased $0.05 million to $1.33 million for the year ended December 31, 2004. Sales and marketing expenses increased $0.02 million primarily due to increases in samples for customers. New product development remained the same between 2004 and 2003. General and administrative expenses increased $0.03 million due to additional depreciation.

Interest expense increased $0.01 million when comparing the year ended December 31, 2004, to 2003. As a result of InvestorsBank extending a $2.0 million line of credit to LMOD (with the Parent as a co-borrower) at prime rate in July of 2004, other income increased $0.09 million when comparing the year ended December 31, 2004 to 2003 as a result of settlements with defendants regarding legal actions taken to prevent the sale of certain dolls that management believes infringe on LMOD's copyrights and other intellectual property. In September of 2004, LPI purchased the building in which it was a tenant, from BMSBLC. BMSBLC financed the transaction with the purchase price of $3.67 million being determined by an independent appraiser and representing the fair market value of the building at the time of the sale. Other income also includes rental income of $.05 million that LPI receives from a tenant in its building.

Interest expense and intercompany loans have been eliminated for consolidation purposes. At December 31, 2004, LMOD owed the Parent $4.2 million, consisting of a line of credit of $0.50 million and an unsecured note of $3.7 million. LMOD owed BMSBLC $2.02 million, secured by a first mortgage on real estate. The average interest rate on LMOD's notes was 5.6% at December 31, 2004. At December 31, 2004, LPI owed BMSBLC $8.11 million consisting of a line of credit of $2.0 million, an unsecured note of $2.5 million, and a first mortgage on real estate of $3.61 million. The average interest rate on LPI's notes was 5.7% at December 31, 2004. Before intercompany eliminations, interest expense for the consumer products segment and interest income to the financial services segment was $0.57 million for the year ended December 31, 2004. Intercompany eliminations also included $0.20 million in rent paid by LPI to BMSBLC through August of 2004. As of January, 2004, LMOD no longer paid management fees to BMSBLC, which increased working capital at LMOD, but reduced taxable income at BMSBLC.

For the year ended December 31, 2004, income tax expense of $2.69 million was recorded at the consumer products segment as compared to a $1.37 million income tax benefit for the year ended December 31, 2003. Management determined for 2004, based on the level of the continuing losses of the consumer products segment, that it would provide a valuation allowance for the full amount of net operating loss carryforwards and other net deferred income tax assets, due to uncertainties of realization in the near term. If the consumer products segment becomes profitable, the existing net operating loss carryforwards should be available to be utilized against future taxable income. In assessing the recoverability of deferred income tax assets, including net operating loss carryforwards, management considers whether it is more likely than not, in the foreseeable future, that some portion or all of the deferred income tax assets will not be realized. The realization of deferred income tax assets in this instance is dependent upon the generation of future taxable income during the periods in which the net operating loss carryforwards would be available to offset the taxable income.

Financial Services

Total revenues for the financial services segment decreased $1.89 million when comparing the year ended December 31, 2004 to December 31, 2003. The reduction in expenses for the same period of $1.12 million, and a reduction of $0.27 million in dividend payments in 2004 on the adjustable rate preferred stock, favorably affected the net income available to common shareholders.

Interest income on loans decreased 31% to $2.24 million for the year ended December 31, 2004, as compared to $3.26 million for the year ended December 31, 2003. This decrease was primarily due to a $19.29 million decrease in the average total loans outstanding when comparing the year ended December 31, 2004, to the year ended December 31, 2003. In the present competitive interest rate environment, BMSBLC is at a lending disadvantage with other institutions such as banks, due to its higher cost of funds. During the year ended December 31, 2004, competitive pressures resulted in a reduction in loans of $24.99 million due to payoffs and $3.38 million due to normal principal reductions. The Parent's and BMSBLC's management agreement with InvestorsBank prevents them from making new loans to other than existing customers without the prior consent of InvestorsBank. Also, due to the requirements to redeem $16.85 million of preferred stock on July 1, 2008, the Parent and BMSBLC will use the proceeds of loan maturities, payoffs, and sales of leased properties to reduce outstanding indebtedness and therefore they do not intend to make any new loans or purchase any new properties, except for the purchase of loan participations from InvestorsBank. During the year ended December 31, 2004, $8.93 million of new loan participations through InvestorsBank were added to the loan portfolio. Participations with InvestorsBank comprised approximately 63% of the loan portfolio at December 31, 2004.

Net interest margin is determined by dividing the total of interest income on loans and rental income less interest expense by the total of average loans and leased properties. The net interest margin for the year ended December 31, 2004, was 4.25% compared to 3.65% for the year ended December 31, 2003. During 2004, average loans outstanding (net of intercompany loans) of $43.48 million generated $2.24 million in interest income and average leased properties (net of intercompany properties) of $29.03 million generated $3.00 million in rental income. During 2003, average loans outstanding (net of intercompany loans) of $62.80 million generated $3.26 million in interest income and average leased properties (net of intercompany properties) of $30.83 million generated $3.07 million in rental income. The average gross return for the years ended December 31, 2004 and 2003, was approximately 10% on rental properties and 5% on loans. The increase in the net interest margin between the two years is due to a reduction in interest expense.

Rental income decreased 2% to $3.00 million for the year ended December 31, 2004, as compared to $3.07 million for the year ended December 31, 2003. Rental income in 2004 increased $0.04 million due to scheduled rent increases and decreased $0.11 million due to leased property sales and vacant buildings. Two leased properties were sold in the year ending December 31, 2004, resulting in a gain of $0.18 million, net of income taxes, compared to a gain of $0.34 million, net of income taxes, from the sale of two leased properties in the year ended December 31, 2003. All tenants were current in their rent payments at December 31, 2004.

In September of 2004, LPI purchased the building in which it was a tenant, from BMSBLC. BMSBLC financed the transaction with the purchase price of $3.67 million being determined by an independent appraiser and representing the fair market value of the building at the time of the sale. The fair market value of the transaction approximated the carrying value to BMSBLC and no gain or loss was recognized on the transaction. At December 31, 2004, BMSBLC owned 19 properties with a net carrying value of $22.23 million of which $18.54 million was pledged as collateral to the debt facility. A vacant and a partially vacant rental property with a net carrying value of $3.28 million were available for sale or lease at December 31, 2004.

There were no outstanding interest rate swaps during the year ended December 31, 2004. The termination of interest rate swaps resulted in income of $0.48 million for the year ended December 31, 2003. BMSBLC may periodically use these derivative instruments for purposes of managing interest rate risk. However, there were no interest rate swap agreements in effect at December 31, 2004.

Interest expense decreased 26% to $2.11 million for the year ended December 31, 2004, as compared to $2.87 million for the year ended December 31, 2003, primarily due to a decrease in the outstanding average debt balance. The average debt balance decreased $22.07 million when comparing 2004 to 2003 as a result of the decrease in loans as explained above. To decrease the effective interest rate paid by BMSBLC, approximately $6.15 million of higher rate debt was paid-off with proceeds from loan payoffs. Variable interest rates, which also affect BMSBLC's cost of funds, were higher at the end of 2004 due to increases in the prime rate resulting in an average cost of funds of 3.39% for 2004 as compared to 3.18% for 2003.

Other miscellaneous income decreased $0.11 million for the year ended December 31, 2004, compared to the year ended December 31, 2003, primarily due to decreases in late payment fees and prepayment penalties.

Depreciation expense decreased $0.12 million due to leased property sales and vacancies when comparing the year ended December 31, 2004 to 2003 due to depreciation being discontinued when a property becomes vacant. Management fees under the management fee agreement with InvestorsBank decreased $0.04 million due to the decrease in loans and leased properties under management when comparing the two years. An impairment loss of $0.18 million was recorded to reduce the carrying cost of a leased property. This leased property was sold in January of 2005 at the reduced carrying cost. In addition, certain leased properties were sold at a loss of $0.35 million during 2003. Other operating expenses in 2004 remained approximately the same as in 2003.

The Parent and its qualified REIT subsidiary, BMSBLC, qualify as a real estate investment trust under the Internal Revenue Code. Accordingly, they are not subject to income tax on taxable income that is distributed to common shareholders. During 2004 and 2003, the Parent took advantage of a provision in the tax law that allows a REIT to retain any capital gains on the sale of real estate properties by paying income tax on the gains. The Parent realized $0.31 million in capital gains and accrued $0.13 million in income taxes as of December 31, 2004 and realized $0.52 million in capital gains and accrued $0.18 million in income taxes as of December 31, 2003.

The accompanying financial statements are presented on a consolidated basis which eliminates all intercompany accounts and transactions. Common stock dividends are based on the financial services *taxable* income (which includes intercompany interest income and rental income). Intercompany interest income and rental income totaled $0.77 million for the year ended December 31, 2004, which allowed the financial services segment to pay common dividends of $0.20 per share in 2004.

Liquidity and Capital

Consumer Products

The consumer products segment's net loss before intercompany eliminations for the year ended December 31, 2005, was $2.73 million, which was financed primarily by an intercompany line of credit agreement.

Total assets of the consumer products segment were $14.55 million as of December 31, 2005, and $14.22 million as of December 31, 2004, a 2% increase. Cash increased to $0.08 million at December 31, 2005, from $0.02 million at December 31, 2004.

Primarily due to the offering of deferred payment terms to customers and to stronger fourth quarter sales, accounts receivable, net of the allowance for doubtful accounts, increased to $2.83 million at December 31, 2005, from $2.08 million at December 31, 2004. LPI's trade receivables decreased $0.05 million and LMOD's trade receivables increased $0.77 million, while other receivables increased by $0.03 million.

Inventory and prepaid inventory, net of the allowance for obsolescence, increased to $4.97 million at December 31, 2005, compared to $4.72 million at December 31, 2004. LMOD's inventory increased by $0.86 million due to an increase in future anticipated sales levels and LPI's inventory decreased by $0.43 million due to reductions in overstocked inventory. At LMOD, the allowance for obsolescence was increased $0.18 million during 2005. Inventories are valued at the lower of cost or market using the first-in, first-out (FIFO) method.

Property and equipment, net of accumulated depreciation, decreased by $0.64 million as of December 31, 2005, compared to December 31, 2004, due to depreciation and the disposal of unused equipment at LMOD. Property and equipment increased by $0.23 million while accumulated depreciation increased by $0.87 million. Other prepaid expenses decreased $0.09 million from December 31, 2004 to December 31, 2005.

At December 31, 2005, the consumer products segment had unused federal net operating loss carryforwards of approximately $8.6 million. Management determined that based on the level of the continuing losses of the consumer products segment, it would continue to provide a valuation allowance for the full amount of net operating loss carryforwards and other net deferred income tax assets, due to uncertainties of realization in the near term. If the consumer products segment becomes profitable, the existing net operating loss carryforwards should be available to be utilized against future taxable income. In assessing the recoverability of deferred income tax assets, including net operating loss carryforwards, management considers whether it is more likely than not, in the foreseeable future, that some portion or all of the deferred income tax assets will not be realized. The realization of deferred income tax assets in this instance is dependent upon the generation of future taxable income during the periods in which the net operating loss carryforwards would be available to offset the taxable income. The net operating loss carryforwards expire at various dates through 2025. The deferred income tax assets are reviewed on a quarterly basis.

Goodwill was recorded when the Company purchased the remaining interest in the stock from the estate of Lee Middleton, the founder of LMOD, on April 30, 1998. The purchase price exceeded the carrying value by $0.62 million. As of December 31, 2005 and 2004, the balance of the goodwill, net of previous accumulated amortization, was $0.51 million. Management has concluded that the goodwill is not impaired as of December 31, 2005.

Other liabilities increased $0.34 million to $1.71 million at December 31, 2005, from $1.37 million at December 31, 2004, due to increases in accounts payable, accrued royalties and accrued advertising costs.

Financial Services

During 2005, the financial services segment's net income after intercompany transactions was $2.08 million and dividends of $0.91 million were paid to preferred stockholders.

Total assets of the financial services segment were $37.79 million as of December 31, 2005 and $56.44 million as of December 31, 2004. Cash decreased to $0.20 million at December 31, 2005 from $0.63 million at December 31, 2004.

Interest receivable decreased to $0.11 million as of December 31, 2005, from $0.23 million at December 31, 2004. At December 31, 2005, four non-performing loans totaling $0.41 million in principal were considered to be non-accrual loans, resulting in $0.03 million less of interest income which would have been recorded for the year had the non-accruing loans been current in accordance with their original terms.

Total loans (excluding intercompany loans) decreased by $9.05 million, or 28%, to $23.79 million at December 31, 2005, from $32.84 million at December 31, 2004. The proceeds from the reduction in the loans were used to reduce outstanding debt. As of December 31, 2005 and 2004, management did not provide an allowance for loan losses due to management's belief that the collateral securing nonperforming loans was adequate to fully secure the debtors' obligations to BMSBLC. At December 31, 2005, BMSBLC's loan portfolio consisted of 40 loans, of which 19 were participated with InvestorsBank, five were intercompany loans and four were non-performing loans. At December 31, 2004, there were five nonperforming loans, totaling $1.17 million in principal, on non-accrual status. During February of 2005, one non-performing loan was paid in full totaling $0.75 million in principal.

On January 4, 2006, LMOD entered into an asset purchase agreement to sell a significant portion of its loans and loan participations (previously owned by BMSBLC) to InvestorsBank. It is anticipated that the sale of certain loans and loan participations will be completed through a series of transactions beginning in January of 2006 and ending no later than June 30, 2006. The purchase price for the sale of the loans and loan participations will be the total of the principal balance of all such loans and loan participations, with an aggregate total purchase price anticipated to be approximately $15.7 million plus accrued interest. These loans have been classified as held for sale on the balance sheet as of December 31, 2005.

Leased properties, net of accumulated depreciation, decreased to $13.41 million as of December 31, 2005, compared to $22.23 million as of December 31, 2004, primarily due to the sale of seven leased properties with a net book value of $8.47 million. At December 31, 2005, leased properties held for sale consisted of two vacant rental properties with a net book value of $3.26 million and three leased properties that were sold in 2006 with a net book value of $3.55 million. Management believes that the carrying values of the remaining unsold properties were not impaired at December 31, 2005. All tenants were current in their rent payments at December 31, 2005.

Other assets, including prepaid amounts, decreased by $0.23 million primarily due to a reduction of $0.18 million in prepaid items relating to leased properties.

The financial services segment's total consolidated indebtedness at December 31, 2005 decreased $16.85 million from December 31, 2004, primarily as the result of the payment of debt using the proceeds from the payoff of loans in the loan portfolio and from the sale of leased properties.

Financial services segment's debt	12/31/2005	12/31/2004
Short-term debt	$22.82 million	$37.82 million
Long-term debt	$5.14 million	$6.99 million
Redeemable preferred stock	$16.85 million	$16.85 million

BMSBLC's debt facility consists of a $30 million line of credit that matures on June 23, 2006. Effective January 1, 2006, BMSBLC voluntarily reduced the line of credit to a maximum amount of $23 million and expects to pay off the facility by the maturity date using proceeds from the sale of loans and leased properties. At December 31, 2005, BMSBLC had outstanding unfunded commitments of $2.84 million. Management expects that due to scheduled loan maturities and sales of leased properties, BMSBLC will be able to fund the outstanding commitments.

Long-term debt at December 31, 2005, consists of a term note of $5.0 million which bears interest at a fixed rate of 6.98% through June 1, 2013, and $0.14 million of loan participations with repurchase options which bear interest at 7.19% until repaid. In January of 2006, the $0.14 million of loan participations were repaid. In February of 2006, the term note was repaid using proceeds from the bank line of credit facility, which has a lower interest rate.

Accrued liabilities decreased to $0.93 million at December 31, 2005, as compared to $0.96 million at December 31, 2004, primarily due to the payment of real estate taxes on leased properties and to reductions in security deposits on leased properties.

The Company is using the proceeds from the sale of its leased properties and from the sale of loans and loan participations to reduce its indebtedness. These sales cause a reduction in the earning assets of the Company. As a result, the income available for common stock dividends is reduced. The Board of Directors in June, 2004, changed the common stock dividend policy from the payment of quarterly dividends to an annual dividend which would be payable in January for the preceding year. For the year ended December 31, 2005, no dividends were paid to the common stock shareholders. The preferred stock dividend of $0.335 per share per quarter ($1.34 annual dividend per preferred share) was paid during 2005.

The Company anticipates that substantially all of its financial service segment loans and loan participations will be sold or will have matured prior to June 30, 2006. In addition, the Company anticipates selling all of its leased real estate over time; however, as of March 31, 2006, no decision has been made with respect to the sale of any specific leased properties. Conditions in the real estate market for industrial and commercial buildings similar to that owned by LMOD will affect the availability of purchasers, the prices at which the real estate can be sold, and the timing of such sales. The Company anticipates that proceeds will be sufficient to pay off the existing bank debt. However, the amount of proceeds available after the payment of the indebtedness cannot be estimated at the present time.

The consumer products segment has incurred net losses and negative cash flows from operating activities over the past three years and the Company has an accumulated deficit of $5.3 million at December 31, 2005. The Company believes that the cash that will be generated from existing operations together with existing cash balances and other potential sources of financing will be sufficient to provide the cash necessary to meet operating and working capital requirements during 2006 and into 2007. The Company anticipates that its bank lines of credit, note payable and repurchase obligations should be paid off by June 30, 2006 at which time it will have no collateralized assets and should be able to obtain outside financing for its working capital needs. The Company is considering various financing alternatives; however, the Company is required to redeem $16.85 million of preferred stock by July 1, 2008, to the extent permitted under Wisconsin law.

Off Balance Sheet Arrangements

BMSBLC, in its ordinary course of business, had undisbursed loan commitments and lines of credit totaling $2.84 million and $4.14 million at December 31, 2005 and 2004, respectively. There were no letters of credit outstanding as of December 31, 2005.

Contractual Obligations

The Company has obligations and commitments to make future payments under debt and operating leases. The following schedule details these obligations at December 31, 2005.

	Payments due by period				
Contractual obligations	Total	Less than 1 year	2 to 3 years	4 to 5 years	After 5 years
Consumer products segment					
Operating lease obligations	$ 511,444	$ 235,731	$ 162,920	$ 110,133	$ 2,660
Financial services segment					
Short-term note *	$ 23,297,794	$ 23,297,794	$ -	$ -	$ -
Long-term note *	$ 5,395,964	$ 5,395,964	$ -	$ -	$ -
Loan participations **	$ 135,254	$ 135,254	$ -	$ -	$ -
Preferred stock	$ 19,117,528	$ 905,101	$ 18,212,427	$ -	$ -
Total contractual obligations	$ 48,457,984	$ 29,969,844	$ 18,375,347	$ 110,133	$ 2,660

* Long-term note was repaid in February of 2006 and includes a prepayment penalty of $0.29 million.

** Loan participation payments are made when principal is paid on the corresponding notes. All loan participations were repaid in January of 2006.

Recent Accounting Pronouncements

On December 16, 2004, the Financial Accounting Standards Board ("FASB") issued Statement No. 123R, "Share-Based Payment" ("SFAS 123R"), which requires compensation costs related to share-based payment transactions to be recognized in the financial statements. With limited exceptions, the amount of the compensation cost will be measured based on the grant-date fair value of the equity or liability instruments issued. In addition, liability awards will be remeasured each reporting period. Compensation cost will be recognized over the period that an employee provides service in exchange for the award. SFAS 123R replaced FASB Statement No. 123, "Accounting for Stock Based Compensation" and supersedes Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees". SFAS 123R is effective for the interim period beginning January 1, 2006. The Company believes that the adoption of SFAS 123R will not have a significant effect on its consolidated financial statements due to the limited amount of non-vested outstanding options.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections" ("SFAS 154"). This statement is effective for accounting changes and corrections of errors made after January 1, 2006. SFAS 154 generally requires retrospective application of prior periods' financial statements of a voluntary change in accounting principle. However, this statement does not change the transition provisions of any existing accounting pronouncement, including those that are in a transition phase as of the effective date of SFAS 154.

In December 2005, the FASB issued FSP SOP 94-6-1, "Terms of Loan Products That May Give Rise to a Concentration of Credit Risk". This FSP was issued to emphasize the requirement to assess the adequacy of disclosures for all lending products, especially loan products whose contractual features may increase the exposure of the originator, holder, investor, guarantor, or servicer to risk of nonpayment or realization. See Note 4 in Notes to Consolidated Financial Statements.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. The Company intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and is including this statement for purposes of these safe harbor provisions. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies and expectations of the Company, are generally identifiable by use of the words "may", "will", "could", "believe", "expect", "intend", "anticipate", "estimate", "project", or similar expressions. The Company's ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a material adverse effect on the operations and future prospects of the Company and the subsidiaries include, but are not limited to, changes in interest rates, general economic conditions, including the condition of the local real estate market, legislative/regulatory changes, monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board, the quality or composition of the loan or real estate portfolios, competition, demand for the Company's consumer products, the degree of success of the Company's strategy to reduce expenses at LMOD, the effect of not reaching the Company's goals of continuing to expand the Newborn Nursery® boutiques with high volume retailers, payment when due of principal and interest on loans made by the Company, payment of rent by lessees on Company properties, the necessity to make additions to the Company's loan loss reserve, the timing of sales of, and the selling prices, of the Company's leased real estate. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The Parent and BMSBLC assume interest rate risk (the risk that general interest rate levels will change) as a normal component of its operations. As a result, fair values of the Parent's and BMSBLC's financial instruments will change when interest rate levels fluctuate and that change may be either favorable or unfavorable to the Company.

The Parent and BMSBLC's debt structure and interest rate risk are managed through the use of variable rate debt. BMSBLC's fixed rate loans and fixed rate leases are presently matched against variable rate debt. Therefore, an increase of 1% in the interest rate paid on variable debt would decrease the Company's annual pre-tax profits in an amount approximating $30,000.

Item 8. Financial Statements and Supplementary Data

The Middleton Doll Company

Consolidated Financial Statements

Contents

Financial Statement Schedules

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
The Middleton Doll Company

We have audited the accompanying consolidated balance sheets of The Middleton Doll Company and subsidiaries (the "Company"), as of December 31, 2005 and 2004, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2005. We have also audited the financial statement schedules listed in Item 8. These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Middleton Doll Company and subsidiaries as of December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the financial statement schedules listed in Item 8, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/s/ Virchow, Krause & Company, LLP

Milwaukee, Wisconsin
February 28, 2006

THE MIDDLETON DOLL COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
December 31, 2005 and 2004

ASSETS

	2005	2004
CONSUMER PRODUCTS		
Current Assets:		
Cash and cash equivalents	$ 83,817	$ 17,977
Accounts receivable, net	2,831,259	2,081,321
Inventory, net	4,885,588	4,390,345
Prepaid inventory	79,480	326,806
Other prepaid expenses	174,003	265,609
Total current assets	8,054,147	7,082,058
Property and equipment, net	5,990,003	6,629,261
Goodwill	506,145	506,145
Total Consumer Products Assets	14,550,295	14,217,464
FINANCIAL SERVICES		
Cash and cash equivalents	203,356	628,160
Interest receivable	113,854	231,760
Loans held for investment	8,044,940	32,840,843
Loans held for sale	15,744,681	-
Leased properties, net	6,606,281	17,250,294
Leased properties, net, listed for sale or under contract to be sold	6,806,178	4,977,149
Property and equipment, net	-	4,502
Other assets	274,596	509,450
Total Financial Services Assets	37,793,886	56,442,158
TOTAL ASSETS	$ 52,344,181	$ 70,659,622

See accompanying Notes to Consolidated Financial Statements.

THE MIDDLETON DOLL COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
December 31, 2005 and 2004

LIABILITIES AND SHAREHOLDERS' EQUITY

	2005	2004
LIABILITIES		
CONSUMER PRODUCTS		
Short-term borrowings	$ -	$ 220,000
Accounts payable	990,013	748,352
Accrued salaries	136,429	125,744
Accrued liabilities	584,215	493,634
Total Consumer Products Liabilities	1,710,657	1,587,730
FINANCIAL SERVICES		
Commercial paper	-	7,065,959
Lines of credit	22,820,000	30,750,000
State of Wisconsin Investment Board notes payable	5,000,000	5,666,667
Loan participations with repurchase options	135,254	1,322,807
Accrued liabilities	930,681	964,268
Total Financial Services Liabilities Excluding Preferred Shares	28,885,935	45,769,701
Preferred shares subject to mandatory redemption, net	16,854,775	16,854,775
Total Financial Services Liabilities	45,740,710	62,624,476
SHAREHOLDERS' EQUITY		
Common stock, $0.0667 cents par value, 15,000,000 shares authorized, 4,401,599 shares issued, 3,727,589 shares outstanding at December 31, 2005 and 2004	293,441	293,441
Additional paid-in capital	16,604,744	16,604,744
Accumulated deficit	(5,279,449)	(3,724,847)
Treasury stock, 674,010 shares, at December 31, 2005 and 2004, at cost	(6,725,922)	(6,725,922)
	4,892,814	6,447,416
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 52,344,181	$ 70,659,622

See accompanying Notes to Consolidated Financial Statements.

THE MIDDLETON DOLL COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
Years Ended December 31, 2005, 2004 and 2003

	2005	2004	2003
CONSUMER PRODUCTS			
NET SALES	$ 14,328,082	$ 15,945,860	$ 17,660,233
COST OF GOODS SOLD	9,233,667	10,200,025	10,960,260
Gross Profit	5,094,415	5,745,835	6,699,973
OPERATING EXPENSES (INCOME)			
Sales and marketing	2,409,896	2,096,908	3,491,193
New product development	953,742	879,173	793,502
General and administrative	4,120,811	3,967,191	4,936,783
Litigation settlements	(225,000)	(70,000)	(30,000)
Total Operating Expenses	7,259,449	6,873,272	9,191,478
Net operating loss	(2,165,034)	(1,127,437)	(2,491,505)
OTHER INCOME (EXPENSE)			
Interest expense	(1,314)	(18,534)	(4,778)
Other income, net	247,635	108,087	17,344
Net Other Income	246,321	89,553	12,566
Loss before income taxes, minority interest and intercompany charges	(1,918,713)	(1,037,884)	(2,478,939)
Less: Applicable income tax (expense) benefit	-	(2,685,224)	887,460
Minority interest in losses of subsidiaries	-	28,786	22,857
LOSS BEFORE INTERCOMPANY CHARGES - CONSUMER PRODUCTS	(1,918,713)	(3,694,322)	(1,568,622)
FINANCIAL SERVICES			
REVENUES			
Interest on loans	1,717,316	2,244,411	3,258,164
Rental income	1,796,937	3,004,701	3,074,479
Gain on sale of leased properties	1,779,964	309,718	518,967
Gain on termination of interest rate swaps	-	-	484,304
Other income	38,826	70,608	178,950
Total Revenues	5,333,043	5,629,438	7,514,864
EXPENSES			
Interest expense	1,769,736	2,113,731	2,869,363
Depreciation expense	353,613	649,693	771,451
Management fee expense	748,618	891,434	931,082
Impairment loss	-	180,853	-
Loss on disposal of leased properties	-	-	346,022
Other operating expenses	644,947	826,409	816,202
Total Expenses	3,516,914	4,662,120	5,734,120
Income before income taxes and intercompany revenue	1,816,129	967,318	1,780,744
Less: Applicable income tax expense	(546,917)	(128,371)	(183,695)
INCOME BEFORE INTERCOMPANY REVENUE - FINANCIAL SERVICES	$ 1,269,212	$ 838,947	$ 1,597,049

See accompanying Notes to Consolidated Financial Statements.

THE MIDDLETON DOLL COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS (Continued)
Years Ended December 31, 2005, 2004 and 2003

	2005	2004	2003
TOTAL COMPANY			
Income (loss) before income taxes, minority interest and intercompany activity			
Consumer products	$ (1,918,713)	$ (1,037,884)	$ (2,478,939)
Financial services	1,816,129	967,318	1,780,744
Total Company	(102,584)	(70,566)	(698,195)
Income tax (expense) benefit	(546,917)	(2,813,595)	1,185,003
Minority interest in losses of subsidiaries	-	28,786	22,857
NET (LOSS) INCOME	(649,501)	(2,855,375)	509,665
Preferred stock dividends	(905,101)	(905,101)	(1,171,407)
NET LOSS AVAILABLE TO COMMON SHAREHOLDERS	$ (1,554,602)	$ (3,760,476)	$ (661,742)
Basic loss per common share	$ (0.42)	$ (1.01)	$ (0.18)
Diluted loss per common share	$ (0.42)	$ (1.01)	$ (0.18)
Weighted average shares outstanding	3,727,589	3,727,589	3,727,589
SEGMENT RECONCILIATION			
CONSUMER PRODUCTS			
Loss before intercompany charges	$ (1,918,713)	$ (3,694,322)	$ (1,568,622)
Interest and rent expense to parent	(1,051,272)	(769,319)	(747,524)
Management fees to parent	-	(114,000)	(449,267)
Forgiveness of management fees to parent	-	114,000	-
Applicable income tax benefit related to intercompany charges	-	-	481,238
Total Segment Net Loss	(2,969,985)	(4,463,641)	(2,284,175)
FINANCIAL SERVICES			
Income before intercompany revenue	1,269,212	838,947	1,597,049
Interest and rent income from subsidiary	1,051,272	769,319	747,524
Management fees from subsidiary	-	114,000	449,267
Forgiveness of management fees from subsidiary	-	(114,000)	-
Total Segment Net Income	2,320,484	1,608,266	2,793,840
NET (LOSS) INCOME	$ (649,501)	$ (2,855,375)	$ 509,665

See accompanying Notes to Consolidated Financial Statements.

THE MIDDLETON DOLL COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Years Ended December 31, 2005, 2004 and 2003

	Common stock	Additional paid-in capital	Retained earnings (Accumulated deficit)	Treasury stock	Accumulated other comprehensive income	Total
BALANCES - December 31, 2002	293,441	16,604,744	2,933,904	(6,725,922)	512,316	13,618,483
Comprehensive loss						
Net income - 2003	-	-	509,665	-	-	509,665
Unrealized losses on cash flow hedges	-	-	-	-	(28,012)	(28,012)
Reclassification adjustment for gains realized on termination of cash flow hedges included in net income	-	-	-	-	(484,304)	(484,304)
Total Comprehensive Loss						(2,651)
Cash dividends on preferred stock - 8.53% dividend rate in January, April and July and 5.37% dividend rate in October	-	-	(1,171,407)	-	-	(1,171,407)
Cash dividends on common stock - $.40 per share	-	-	(1,491,015)	-	-	(1,491,015)
BALANCES - December 31, 2003	293,441	16,604,744	781,147	(6,725,922)	-	10,953,410
Comprehensive and net loss - 2004			(2,855,375)			(2,855,375)
Cash dividends on preferred stock - 5.37% dividend rate	-	-	(905,101)	-	-	(905,101)
Cash dividends on common stock - $.20 per share	-	-	(745,518)	-	-	(745,518)
BALANCES - December 31, 2004	293,441	16,604,744	(3,724,847)	(6,725,922)	-	6,447,416
Comprehensive and net loss - 2005			(649,501)			(649,501)
Cash dividends on preferred stock - 5.37% dividend rate	-	-	(905,101)	-	-	(905,101)
BALANCES - December 31, 2005	$ 293,441	$ 16,604,744	$ (5,279,449)	$ (6,725,922)	$ -	$ 4,892,814

See accompanying Notes to Consolidated Financial Statements.

THE MIDDLETON DOLL COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2005, 2004 and 2003

	2005	2004	2003
CONSUMER PRODUCTS			
CASH FLOWS FROM OPERATING ACTIVITIES			
Segment net loss	$ (2,969,985)	$ (4,463,641)	$ (2,284,175)
Adjustments to reconcile segment net loss to net cash flows from operating activities			
Depreciation and amortization	870,179	920,219	1,047,968
Gain on sale of property	(59,725)	-	-
Provision for losses on accounts receivable	925	(203,739)	387,039
Provision for oboslete inventory	227,241	308,950	31,527
Provision for deferred income tax expense (benefit)	-	2,685,224	(1,368,698)
Change in minority interest in subsidiaries	-	(28,786)	(22,855)
Net change in:			
Accounts receivable	(750,863)	291,353	677,402
Inventory, net	(722,484)	719,921	755,994
Other assets	338,932	(128,467)	683,836
Accounts payable	241,661	149,328	(420,522)
Other liabilities	101,266	(247,701)	121,684
Net Cash Flows from (used in) Operating Activities	(2,722,853)	2,661	(390,800)
CASH FLOWS FROM INVESTING ACTIVITIES			
Property and equipment expenditures	(261,295)	(205,482)	(563,786)
Proceeds from sale of equipment	90,099	-	-
Net Cash Flows used in Investing Activities	(171,196)	(205,482)	(563,786)
CASH FLOWS FROM FINANCING ACTIVITIES			
Net increase (decrease) in short term borrowings	(220,000)	220,000	(1,242,000)
Net intercompany transactions	3,179,889	(696,760)	2,393,329
Net Cash Flows from (used in) Financing Activities	2,959,889	(476,760)	1,151,329
Net Change in Cash and Cash Equivalents	65,840	(679,581)	196,743
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	17,977	697,558	500,815
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 83,817	$ 17,977	$ 697,558
SUPPLEMENTAL CASH FLOW DISCLOSURES			
Cash paid for interest	$ 3,626	$ 18,534	$ 4,778
Cash received for income taxes	-	(5,492)	(600,376)
NONCASH INVESTING AND FINANCING ACTIVITIES			
Purchase of land and building from financial services segment	$ -	$ 3,666,000	$ -

See accompanying Notes to Consolidated Financial Statements.

THE MIDDLETON DOLL COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
Years Ended December 31, 2005, 2004 and 2003

	2005	2004	2003
FINANCIAL SERVICES			
CASH FLOWS FROM OPERATING ACTIVITIES			
Segment net income	$ 2,320,484	$ 1,608,266	$ 2,793,840
Adjustments to reconcile segment net income to net cash flows from operating activities			
Depreciation	353,613	649,693	771,451
Loss on disposal of leased properties	-	-	346,022
Provision for impairment of leased property	-	180,853	-
Gain on sale of leased properties	(1,779,964)	(309,718)	(518,967)
Net change in:			
Interest receivable	117,906	20,508	15,823
Rent receivable	-	112,055	138,432
Other assets	234,854	1,896,060	(1,505,555)
Accrued liabilities	(33,587)	(166,835)	(526,219)
Net Cash Flows from Operating Activities	1,213,306	3,990,882	1,514,827
CASH FLOWS FROM INVESTING ACTIVITIES			
Net loan repayments received	9,051,222	19,445,083	21,314,958
Proceeds from sale of leased properties	10,248,678	4,427,749	4,416,135
Proceeds from sale of stock	-	51,305	-
Purchase or improvements to leased property	(2,841)	(23,119)	(3,389,827)
Net intercompany transactions	(3,179,889)	696,760	(2,393,329)
Net Cash Flows from Investing Activities	16,117,170	24,597,778	19,947,937
CASH FLOWS FROM FINANCING ACTIVITIES			
Net decrease in commercial paper borrowings	(7,065,959)	(26,936,041)	(17,270,618)
Net change in lines of credit	(7,930,000)	11,525,000	15,745,000
Net payments on letter of credit	-	(2,600,000)	(4,705,000)
Repayment of SWIB notes	(666,667)	(2,666,666)	(1,333,334)
Repayment of loan participations with repurchase options	(1,187,553)	(4,967,020)	(10,894,349)
Net repayment of other long-term debt	-	(1,320,000)	(121,042)
Preferred stock dividends paid	(905,101)	(905,101)	(1,171,407)
Common stock dividends paid	-	(745,518)	(1,491,015)
Net Cash Flows from Financing Activities	(17,755,280)	(28,615,346)	(21,241,765)
Net Change in Cash and Cash Equivalents	(424,804)	(26,686)	220,999
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	628,160	654,846	433,847
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 203,356	$ 628,160	$ 654,846
SUPPLEMENTAL CASH FLOW DISCLOSURES			
Cash paid for interest	$ 1,769,939	$ 2,081,024	$ 2,989,597
Cash paid for income taxes	$ 128,371	$ 183,695	$ 418,158
NONCASH INVESTING AND FINANCING ACTIVITIES			
Sale of land and building to consumer products segment	$ -	$ 3,666,000	$ -
Loans held for investment transferred to loans held for sale	$ 15,734,037	$ -	$ -

See accompanying Notes to Consolidated Financial Statements.

THE MIDDLETON DOLL COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003

NOTE 1 – Summary of Significant Accounting Policies

Consolidation
The consolidated financial statements of The Middleton Doll Company and Subsidiaries (the "Company") include the accounts of The Middleton Doll Company (the Parent), Bando McGlocklin Small Business Lending Corporation (BMSBLC) and Lee Middleton Original Dolls, Inc. (LMOD). LMOD includes the accounts of its wholly owned subsidiary License Products, Inc. (LPI). The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements.

Nature of Business
The Middleton Doll Company and Subsidiaries were incorporated in February, 1980, to provide long-term secured loans to small businesses. At the present time the Company consists of two business segments, the consumer products business segment and the financial services business segment.

The consumer products business segment consists of Lee Middleton Original Dolls, Inc. and its wholly-owned subsidiary, License Products, Inc. LMOD is a designer and distributor of lifelike collectible and play dolls; while LPI is a designer and distributor of clocks and home décor products.

The financial services business segment consists of the Parent and its wholly-owned subsidiary BMSBLC. For the years ended December 31, 2005, 2004 and 2003, the Parent and BMSBLC operated as a real estate investment trust (REIT) pursuant to the provisions of Section 856 of the Internal Revenue Code of 1986, as amended. Prior to January, 2006, the principal business of the segment was to manage its existing loans and to lease buildings to small businesses. The segment has participated in loans with third party loan originators. As of January 1, 2006, BMSBLC merged with and into LMOD with LMOD being the surviving corporation. The financial services segment is currently in the process of selling a significant portion of its loans, loan participations and leased real estate properties. The net proceeds from the sale of assets will be applied to payment of indebtedness. The intention of this segment of the Company is to no longer participate in new business activities. The Company's segments conducted substantially all of their business in the United States.

Use of Estimates
In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of allowances for loan and lease losses, doubtful accounts and the valuation of inventories and deferred income tax assets.

Segment Information
The Company is reporting segment assets, liabilities, sales and operating income and expenses, in the same format reviewed by the Company's management. As discussed above, the Company has two reportable segments: consumer products (which includes LMOD and LPI) and financial services (which includes the Parent and BMSBLC). Segment information required to be disclosed is included in the accompanying consolidated financial statements. Intersegment charges are reflected in the segment reconciliation on the consolidated statements of income and on the consolidated statements of cash flows.

Cash and Cash Equivalents
For purposes of reporting cash flows, cash and cash equivalents are defined as those financial assets with an original maturity of three months or less. The Company may at times maintain balances at financial institutions that exceed federally insured limits. The Company has not experienced any losses in such accounts.

NOTE 1 – Summary of Significant Accounting Policies (continued)

Loans
Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the amount of unpaid principal. Interest income is accrued on the unpaid principal balance. The accrual of interest income on impaired loans is discontinued when, in the opinion of management, there is reasonable doubt as to the borrower's ability to meet payment of interest or principal when they become due. Loans are returned to accrual status when the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses
A loan is considered on non-accrual status when, based on current information and events, it is probable that the lender will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining non-accrual status include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Non-accrual status is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price or the fair value of the collateral if the loan is collateral dependent. Management reviews the value of the collateral on each loan to determine if an allowance for loan losses is necessary. Management has determined that no allowance for loan losses is necessary.

Loans Held for Sale
A loan is considered held for sale when management has identified a purchaser for the loan and the purchase is scheduled to occur during the next twelve months. Loans held for sale are carried at the lower of cost or market.

Rent Receivable
Rent receivable is accrued on a monthly basis based on the lease agreement. If at any point it is determined that the lessee will not make rent payments as dictated by the lease agreement, the accrual of rent is discontinued until management determines the rent to be collectible.

Allowance for Rental Losses
The allowance for rental losses is established as losses are expected to occur through a provision for losses charged to earnings. Management reviews the entire rent receivable portfolio when determining the necessary allowance. Management has determined that no allowance for rental losses is necessary.

Accounts Receivable
The Company provides an allowance for doubtful accounts equal to the estimated uncollectible amounts. The Company's estimate is based on historical collection experience and a review of the current status of trade accounts receivable. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change. Accounts receivable are presented net of an allowance for doubtful accounts of $155,000 and $154,833 at December 31, 2005 and 2004, respectively.

Interest Rate Swap Agreements
The Company periodically enters into interest rate agreements as a means of managing interest rate exposure. The differential to be paid or received on all interest rate swap agreements is accrued as interest rates change and is recognized over the life of the agreements. The swap agreements are recorded at fair value on the consolidated balance sheet with the net adjustment recorded as other comprehensive income. There were no interest rate swaps in effect at December 31, 2005 or 2004.

NOTE 1 – Summary of Significant Accounting Policies (continued)

Inventory
Inventories of LMOD and LPI are valued at lower of cost or market using the first-in, first-out (FIFO) method. Allowances are provided for obsolete inventory.

Leased Properties
Leased properties are recorded at cost. Depreciation is calculated using the straight-line method over 40 years for book purposes and 39 years for tax purposes. The costs of normal repairs and maintenance are charged to expense as incurred.

Leased Properties, Listed for Sale or Under Contract to be Sold
Leased properties are classified as listed for sale or under contract to be sold, when a property is listed for sale and/or under contract to be sold within the next twelve months. The properties are carried at the lower of depreciated cost or at net realizable value. The Company sold three of these properties during the first two months of 2006 which resulted in a gain of $0.46 million in 2006. The net carrying value of the properties that were sold was $3.55 million as of December 31, 2005.

Property and Equipment
Property and equipment primarily represent manufacturing property, plant and equipment of LMOD and LPI. Property and equipment is stated at cost and depreciated using straight-line methods for financial statement purposes and accelerated methods for income tax purposes. Maintenance and repair costs are charged to expense as incurred, and renewals and improvements that extend the useful life of the assets are added to the property and equipment accounts.

Impairment of Long-Lived Assets
The Company evaluates the recoverability of the carrying amount of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. The Company evaluates the recoverability of leased properties, property and equipment and goodwill annually or more frequently if events or circumstances indicate that an asset might be impaired. If an asset is considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset exceeds its fair value. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell. Management determines fair value using discounted future cash flow analysis or other accepted valuation techniques. Management believes that there has not been any impairment of the Company's long-lived assets as of December 31, 2005.

Revenue Recognition
Revenue is recognized when legal title passes to the purchaser, which is primarily upon shipment of the product.

Product Development Costs
The costs of product development and product improvement are charged to expense as they are incurred. Research, development and product improvement costs are reported as a separate component of operating expenses and totaled $953,742, $879,173 and $793,502 for the years ended December 31, 2005, 2004 and 2003, respectively.

NOTE 1 – Summary of Significant Accounting Policies (continued)

Stock Based Compensation
At December 31, 2005, the Company has a stock-based employee compensation plan which is described more fully in Note 19. The Company accounts for this plan under the recognition and measurement principles of APB Opinion No. 25, *Accounting for Stock Issued to Employees,* and related interpretations. No stock-based employee compensation cost is reflected in net loss, as all options granted under this plan had an exercise price equal to the approximate market value of the underlying common stock on the date of grant. The following table illustrates, in accordance with SFAS No. 148 *Accounting for Stock-Based Compensation – Transition and Disclosure,* the effect on (loss) earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, *Accounting for Stock-Based Compensation,* to stock-based employee compensation.

	2005	2004	2003
Net loss available to common shareholders - as reported	$ (1,554,602)	$ (3,760,476)	$ (661,742)
Basic loss per common share - as reported	$ (0.42)	$ (1.01)	$ (0.18)
Diluted loss per common share - as reported	$ (0.42)	$ (1.01)	$ (0.18)

Income Taxes
LMOD and LPI are taxed as C Corporations and file a consolidated federal income tax return and individual state income tax returns, which are based on the determination of net income (loss) before the elimination of intercompany expenses.

Amounts provided for income tax expense are based on income reported for financial statement purposes and do not necessarily represent amounts currently payable under tax laws. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. As changes in tax laws or rates are enacted, deferred income tax assets and liabilities are adjusted through the provision for income taxes. The differences relate principally to different methods used for depreciation for income tax purposes, vacation accruals, health insurance, deferred revenue, net operating losses, capitalization requirements of the Internal Revenue Code, allowances for doubtful accounts and obsolete inventory, limitations on intercompany interest deductions, and other carryforwards. Valuation allowances are established when necessary to reduce deferred income tax assets to the amount expected to be realized.

At December 31, 2005, the Parent and its qualified REIT subsidiary, BMSBLC, qualified as real estate investment trusts under the Internal Revenue Code. Accordingly, they were not subject to income tax on taxable income that is distributed to shareholders. During 2005, 2004 and 2003, the Company took advantage of a provision in the tax law that allows a REIT to retain any capital gains on sale of real estate properties and pay the corresponding tax on the gains.

In order to qualify as a REIT under the Internal Revenue Code, the Parent, together with its qualified REIT subsidiary, BMSBLC, among other requirements, must meet certain annual income and quarterly asset diversification tests including not holding the securities of any one issuer valued at more than 5% of total assets, and not holding more than 10% of the outstanding voting securities of any one issuer, unless, in both cases, that issuer qualifies as a taxable real estate investment trust subsidiary.

NOTE 1 – Summary of Significant Accounting Policies (continued)

Income Taxes (continued)
As of January 1, 2006, the Parent and its subsidiary BMSBLC, merged into LMOD and will no longer qualify as a REIT. Therefore for the year ending December 31, 2006, the Company (consisting of the Parent, LMOD and LPI) will be operating as C Corporations under the Internal Revenue Code. The Company intends to file a consolidated federal income tax return for the year ending December 31, 2006.

Shipping and Handling Costs
Shipping and handling costs charged to customers have been included in net sales. Shipping and handling costs incurred by the Company have been included in cost of goods sold.

Advertising Costs
Advertising costs are charged to operations when incurred. Advertising expense was $542,985, $307,879 and $644,757 for the years ended December 31, 2005, 2004 and 2003, respectively.

Off-Balance Sheet Financial Instruments
In the ordinary course of business BMSBLC has entered into off-balance-sheet financial instruments consisting of commitments to extend credit, commercial letters of credit and standby letters of credit. Such financial instruments are recorded in the consolidated financial statements when they are funded or related fees are incurred or received.

Derivative Financial Instruments Designated As Hedges
The Company designates derivative financial instruments as either fair value hedges or cash flow hedges and records the hedges on the consolidated balance sheet at fair value. The net gain/loss on instruments classified as cash flow hedges are reported as changes in other comprehensive income. The net gain/loss on instruments classified as fair value hedges are reported as increases/decreases in current year earnings.

The Company has used interest rate swap agreements to hedge various exposures or to modify interest rate characteristics of various balance sheet accounts. Derivatives that are used as part of the asset/liability management process are linked to specific assets or liabilities and have high correlation between the contract and the underlying item being hedged, both at inception and throughout the hedge period. The interest component associated with the contract is recognized over the life of the contract as an adjustment to interest expense.

Contracts that do not meet the hedging criteria are classified as trading activities and are recorded at fair value with changes in fair value recorded in earnings.

There were no interest rate swaps in effect during the years ended December 31, 2005 and 2004.

Earnings Per Common Share
Earnings per common share are computed based upon the weighted average number of common shares outstanding during each year. In the computation of diluted earnings per common share, all dilutive stock options are assumed to be exercised at the beginning of each year and the proceeds are used to purchase shares of the Company's common stock at the average market price during the year.

NOTE 1 – Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments
Financial Accounting Standards Board Statement No. 107, "Disclosures About Fair Value of Financial Instruments", requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair values cannot be substantiated by comparison to independent markets, and, in many cases, could not be realized in immediate settlement of the instrument. Statement No. 107 excludes certain financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments:

Carrying Amounts Approximate Fair Values for the Following Instruments
Cash and cash equivalents
Accounts receivable
Interest receivable
Variable rate loans that reprice frequently where no significant change in credit risk has occurred
Short-term borrowings
Accounts payable
Variable rate long-term debt

Quoted Market Prices
Where available, or if not available, based on quoted market prices of comparable instruments for the following instruments:
Mandatorily redeemable preferred stock

Discounted Cash Flows
Using interest rates currently being offered on instruments with similar terms and with similar credit quality:
All loans except variable rate loans described above
Fixed rate long-term debt

Quoted fees currently being charged for similar instruments
Taking into account the remaining terms of the agreements and the counterparties' credit standing:
<u>Off-balance-sheet instruments</u>
Letters of credit
Lending commitments

Since the majority of the Company's off-balance-sheet instruments consist of non-fee-producing, variable rate commitments, the Company has determined these do not have a distinguishable fair value.

NOTE 1 – Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncements
On December 16, 2004, the Financial Accounting Standards Board ("FASB") issued Statement No. 123R, "Share-Based Payment" ("SFAS 123R"), which requires compensation costs related to share-based payment transactions to be recognized in the financial statements. With limited exceptions, the amount of the compensation cost will be measured based on the grant-date fair value of the equity or liability instruments issued. In addition, liability awards will be remeasured each reporting period. Compensation cost will be recognized over the period that an employee provides service in exchange for the award. SFAS 123R replaced FASB Statement No. 123, "Accounting for Stock Based Compensation" and supersedes Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees". SFAS 123R is effective for the interim period beginning January 1, 2006. The Company believes that the adoption of SFAS 123R will not have a significant effect on its consolidated financial statements due to the limited amount of non-vested outstanding options.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections" ("SFAS 154"). This statement is effective for accounting changes and corrections of errors made after January 1, 2006. SFAS 154 generally requires retrospective application of prior periods' financial statements of a voluntary change in accounting principle. However, this statement does not change the transition provisions of any existing accounting pronouncement, including those that are in a transition phase as of the effective date of SFAS 154.

In December 2005, the FASB issued FSP SOP 94-6-1, "Terms of Loan Products That May Give Rise to a Concentration of Credit Risk". This FSP was issued to emphasize the requirement to assess the adequacy of disclosures for all lending products, especially loan products whose contractual features may increase the exposure of the originator, holder, investor, guarantor, or servicer to risk of nonpayment or realization. See Note 5 in Notes to Consolidated Financial Statements.

Reclassification
Certain 2003 and 2004 amounts have been reclassified to conform with the 2005 presentation. The reclassifications have no effect on reported amounts of net (loss) income or equity.

NOTE 2 – Liquidity and Capital Resources

The consumer products segment has incurred net losses and negative cash flows from operating activities over the past three years and the Company has an accumulated deficit of $5.3 million at December 31, 2005. The Company believes that the cash that will be generated from existing operations together with existing cash balances and other potential sources of financing will be sufficient to provide the cash necessary to meet operating and working capital requirements during 2006 and into 2007. The Company anticipates that its bank lines of credit, note payable and repurchase obligations should be paid off by June 30, 2006 at which time it will have no collateralized assets and should be able to obtain outside financing for its working capital needs. The Company is considering various financing alternatives; however, the Company is required to redeem $16.85 million of preferred stock by July 1, 2008, to the extent permitted under Wisconsin law. (See Note 17.)

NOTE 3 – Related Entity

At December 31, 2005, the Company shared common management with InvestorsBancorp, Inc., which owns InvestorsBank (the Bank). The Company and the Bank had a Management Services and Allocation of Expenses Agreement (the Agreement) which terminated on December 31, 2005. The Agreement required the employees of the Bank to provide loan management, leasing and accounting services to the Company for a fee, payable monthly. Management fee expense relating to the Agreement was $748,618, $891,434 and $931,082 for the years ended December 31, 2005, 2004 and 2003, respectively. Overhead expenses were also shared between the two entities in accordance with the Agreement. The Company also rented space from the Bank under a lease agreement which also ended on December 31, 2005. Rent expense was $64,776, $57,996 and $57,996 for the years ended December 31, 2005, 2004 and 2003, respectively.

NOTE 4 – Concentrations

The consumer products segment's customers are not concentrated in any specific geographic region. For the year ended December 31, 2005, the consumer products segment had three customers that accounted for $4.67 million or 33%, of their total revenue. At December 31, 2005, these customers accounted for 42% of the consumer products segment's outstanding receivables. The Company establishes an allowance for doubtful accounts based upon the factors surrounding its credit risk of specific customers, historical trends and other information. The Company routinely assesses the financial strength of its customers, and, as a consequence, believes that its trade accounts receivable credit risk exposure is limited.

The consumer products segment utilizes two main vendors to supply a significant amount of its product.

Approximately 40% of LMOD's labor force is subject to a collective bargaining agreement. The agreement's expiration date is April 30, 2006.

The financial services segment granted loans and leased properties to small and medium-sized businesses primarily in southeastern Wisconsin. As of December 31, 2005 and 2004, respectively, the Company had loans outstanding to its largest borrower totaling $2.34 million and $3.07 million, which represented approximately 10% and 9% of the total loans outstanding, respectively.

NOTE 5 – Loans Held for Investment and Loans Held for Sale

On January 4, 2006, LMOD entered into an asset purchase agreement to sell substantially all of the loans and loan participations (previously owned by BMSBLC) to InvestorsBank. It is anticipated that the sale of the loans and loan participations will be completed through a series of transactions beginning in January of 2006 and ending no later than June 30, 2006. The purchase price for the sale of the loans and loan participations will be the total of the principal balance of all such loans and loan participations, with an aggregate total purchase price anticipated to be approximately $15.7 million plus accrued interest. As of March 15, 2006, InvestorsBank had purchased $10.7 million of these loans and loan participations. These loans have been classified as held for sale loans on the balance sheet as of December 31, 2005. The Company also anticipates that substantially all other remaining loans will be refinanced by borrowers at other financial institutions by June 30, 2006.

NOTE 5 – Loans Held for Investment and Loans Held for Sale (continued)

Approximately 66% of the Company's total loans consist of variable-rate loans with terms of one to ten years. Approximately 22.7% of the Company's loans held for investment consist of variable rate loans with terms of demand to nine years. At December 31, 2005, the Company did not have any loans with below market interest rates. Substantially all loans are collateralized by first or second mortgages on commercial real estate. Commercial real estate loans are evaluated for the adequacy of repayment sources at the time of the loan approval and are regularly reviewed for any possible deterioration in the ability of the borrower to repay the loan. The Company evaluates the credit worthiness of each commercial customer on an individual basis.

Non-accrual loans were $408,976 and $983,290 at December 31, 2005 and 2004, respectively. The average recorded amount of non-accrual loans during 2005 and 2004 was approximately $415,801 and $611,082, respectively. The interest accrued on the non-accrual loans was $0 and $121,814 at December 31, 2005 and 2004, respectively. There was no allowance for loan loss related to these loans at December 31, 2005 and 2004. Interest income on non-accrual loans of $0, $45,960 and $0 was recognized in the years ended December 31, 2005, 2004 and 2003, respectively.

Undisbursed loan commitments and lines of credit totaled $2.84 million and $4.14 million at December 31, 2005 and 2004, respectively. There were no letters of credit outstanding as of December 31, 2005.

NOTE 6 – Loans Sold

The Company has the ability to sell loans with the option to repurchase them at a later date. During 2005 and 2004, the Company sold no loans to third parties with repurchase options. As of December 31, 2005 and 2004, the balance of loan participations sold with repurchase options was $135,254 and $1,322,807, respectively. These loan participations mature as the corresponding notes mature. As of January 31, 2006, all loan participations had been repurchased. Under the terms of the repurchase agreements, the Company retains servicing rights for the entire loan. As servicer and provider of recourse, certain agreements require the Company to comply with various covenants, including the maintenance of net worth. As of December 31, 2005, the Company was in compliance with these covenants.

NOTE 7 – Inventory

Inventory consists of the following at December 31:

	2005	2004
Raw materials	$ 484,534	$ 673,765
Work in process	23,828	51,776
Finished goods	4,828,556	3,984,216
	5,336,918	4,709,757
Allowance for obsolete inventory	(451,330)	(319,412)
	$ 4,885,588	$ 4,390,345

NOTE 8 – Leased Properties

The major categories of leased properties at December 31 are summarized as follows:

Leased Properties, Listed for Sale or Under Contract to be Sold

	2005	2004
Land	$ 1,086,805	$ 686,258
Buildings	6,689,564	4,836,498
Total	7,776,369	5,522,756
Less: accumulated depreciation	(970,191)	(545,607)
Net	$ 6,806,178	$ 4,977,149

Leased Properties

	2005	2004
Land	$ 565,266	$ 2,131,130
Buildings	7,223,810	17,402,876
Total	7,789,076	19,534,006
Less: accumulated depreciation	(1,182,795)	(2,283,712)
Net	$ 6,606,281	$ 17,250,294

Depreciation expense on leased properties was $349,111, $638,666 and $713,576 for the years ended December 31, 2005, 2004 and 2003, respectively.

The Company normally leases its properties pursuant to a lease agreement with initial lease terms primarily ranging from five to fifteen years. The leases require the lessee to pay all operating expenses including utilities, insurance and taxes. The lease agreements, all of which are operating leases, expire at various dates through 2010 and provide the lessee with renewal and purchase options. If it is determined that the lessee will not be able to make all required lease payments, the lease is put on nonaccrual and no future amounts of rent are accrued. At such time that the lessee becomes current on past lease payments, the Company will resume the accrual of lease payments. All lessees were current with rent payments as of December 31, 2005 and 2004.

During the first two months of 2006, the Company sold three leased properties to the current lessees of the buildings. The net book value of the properties at the time of the sales was $3.54 million and a related gain of approximately $0.46 million will be recognized in 2006 on such sales.

The following table shows minimum future rental income by year. It is based on lease agreements in effect at December 31, 2005; however, it excludes three leased properties that were sold during the first two months of 2006.

Leased Properties

Year	Income
2006	$ 924,882
2007	866,849
2008	713,413
2009	322,786
2010	48,660
	$ 2,876,590

NOTE 9 – Property and Equipment

The major categories of property and equipment at December 31 are summarized as follows:

	Useful Lives	2005	2004
Consumer Products:			
Land	N/A	$ 697,890	$ 697,890
Buildings	40 yrs.	5,375,632	5,365,288
Machinery and equipment	3-5 yrs.	2,320,143	2,587,734
Furniture and fixtures	7 yrs.	2,114,078	2,163,877
Total		10,507,743	10,814,789
Less: accumulated depreciation		(4,517,740)	(4,185,528)
Net		$ 5,990,003	$ 6,629,261
Financial Services:			
Furniture and fixtures	3-7 yrs.	$ 751,532	$ 751,532
Less: accumulated depreciation		(751,532)	(747,030)
Net		$ -	$ 4,502

Depreciation expense for consumer products was $870,179, $920,219 and $881,302 and for financial services was $4,502, $11,027 and $57,875 for the years ended December 31, 2005, 2004 and 2003, respectively.

NOTE 10 – Goodwill and Intangible Assets

The goodwill associated with the acquisition of LMOD amounted to $619,753. The unamortized amount and current carrying value of goodwill at December 31, 2005 and 2004 was $506,145.

The Company had a licensing agreement with a third party giving it the right to produce certain dolls under a five year royalty agreement with an original cost of $2,500,000. The licensing agreement, which expired in April of 2003, was amortized over five years. Amortization expense for the licensing agreement amounted to $0 in 2005, $0 in 2004 and $166,666 in 2003.

NOTE 11 – Accrued Liabilities

Accrued liabilities of the consumer products segment consist of the following at December 31:

	2005	2004
Accrued advertising	$ 74,485	$ 160,000
Vendor rebates	139,573	5,648
Other accrued expenses	370,157	327,984
	$ 584,215	$ 493,632

NOTE 12 – Short-Term Borrowings

Short-term borrowings consist of the following at December 31:

	2005	2004
Consumer Products:		
Short-term borrowings	$ -	$ 220,000
Financial Services:		
Commercial paper	-	7,065,959
Lines of credit	22,820,000	30,750,000
Total short-term borrowings	$ 22,820,000	$ 38,035,959

Consumer Products:

In 2004, LMOD entered into a loan agreement with InvestorsBank, a related party, providing for a line of credit of $2,000,000 bearing interest at prime rate. The note was payable upon demand and was collateralized by receivables and inventory of LMOD and LPI and guaranteed by the Parent. At December 31, 2004, the outstanding principal balance was $220,000. The note was paid in full in January, 2005.

Financial Services:

As of December 31, 2005, BMSBLC has a line of credit with three participating banks. The line of credit agreement provides for a maximum line of credit of $30,000,000 less the outstanding principal amount of the direct pay letter of credit obligation. The agreement bears interest at prime rate or at the 30, 60 or 90 day LIBOR rate plus 1.375%. The interest rate index is determined by BMSBLC at the time funds are drawn. Interest is payable monthly and the agreement expires on June 23, 2006. BMSBLC is also required to pay a commitment fee equal to one-half of one percent per year on the unused amount of the loan commitment. The outstanding principal balance was $22,820,000 and $30,750,000 at December 31, 2005 and 2004, respectively. Effective January 1, 2006, BMSBLC voluntarily reduced the line of credit to a maximum amount of $23,000,000.

The financial services' line of credit is collateralized by a pool of loans with an outstanding balance of $20.5 million and $31.8 million and leased properties with net carrying value of approximately $13.4 million and $22.2 million as of December 31, 2005 and 2004, respectively.

The line of credit agreements and the State of Wisconsin Investment Board ("SWIB") agreements described in Note 13 contain restrictions on BMSBLC's new indebtedness, acquisition of its common stock, return of capital dividends, past due loans, and realized losses on loans, and requires maintenance of collateral, minimum equity and loan to debt ratios. As of December 31, 2005, BMSBLC was in compliance with all such requirements.

NOTE 13 – Long-Term Debt

Long-term borrowings consist of the following at December 31:

	2005	2004
Financial Services:		
State of Wisconsin Investment Board notes payable	$ 5,000,000	$ 5,666,667
Loan participations with repurchase options (See Note 6)	135,254	1,322,807
Total long-term borrowings	$ 5,135,254	$ 6,989,474

State of Wisconsin Investment Board

BMSBLC has a term note with SWIB which bears interest at a fixed rate of 6.98% per year through its maturity and is collateralized by specific loans with an outstanding balance of $5.53 million and $6.78 million as of December 31, 2005 and 2004, respectively. The note is payable in equal quarterly installments of $166,667 with a final payment of unpaid principal due on June 1, 2013. At December 31, 2005 and 2004, the outstanding principal balance was $5,000,000 and $5,666,667, respectively. In January of 2006, the loan participation was repurchased and in February of 2006, the term note was paid in full with proceeds from short-term borrowings. The prepayment of the term note required a prepayment penalty of $0.29 million which was expensed in 2006.

NOTE 14 – Operating Leases

The consumer products segment leases various buildings from third parties. The leases are classified as operating leases and the buildings are used as offices, warehouses and outlet stores for the storage, distribution and sale of LMOD merchandise as well as for a variety of equipment. Lease expenses were approximately $993,000, $806,000 and $681,000 in 2005, 2004 and 2003, respectively.

At December 31, 2005, the future minimum lease payments for each of the remaining years are as follows:

2006	$ 179,438
2007	162,920
2008	110,133
2009	2,660
	$ 455,151

During the second quarter of 2005, the consumer products segment incurred a charge of $0.35 million related to the remaining lease payments for a warehouse facility in Columbus, Ohio, which was vacated in the second quarter of 2005. This charge is included in General and Administrative expenses in the Statement of Operations. LMOD is currently attempting to sublease the warehouse; however, efforts to date have been unsuccessful. At December 31, 2005, the balance sheet for the consumer products segment reflects an obligation for $0.25 million consisting of seven and one-half months of lease payments of $21,173 per month through August 15, 2006, and four and one-half months of past due lease payments from 2005.

NOTE 15 – Interest Rate Swaps

The Company periodically utilizes derivative instruments for purposes of asset liability management. These derivative transactions involve both credit and market risk. The notional amounts are amounts on which calculations and payments are based. Notional amounts do not represent direct credit exposures as the exposure is limited to the net difference between the calculated amounts to be received and paid by the financial institutions participating in the interest rate swap.

Interest rate swaps are contracts in which a series of interest rate flows are exchanged over a prescribed period. Most interest rate swaps involve the exchange of fixed and floating interest rates. An example of a situation in which the Company would utilize an interest rate swap would be to convert its fixed-rate debt to a variable rate. By entering into the swap, the principal amount of the debt would remain unchanged but the interest payment streams would change.

There were no interest rate swap agreements in effect during the years ended December 31, 2005 and 2004.

As a result of hedge arrangements, the Company recognized a gain of $484,304 on the termination of interest rate swaps during 2003.

NOTE 16 – Commitments and Contingencies

As of the date of this filing, neither the Parent nor any of its subsidiaries is a party to any legal proceedings, the adverse outcome of which, in management's opinion, would have a material effect on the Company's consolidated financial statements.

The Company is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, financial guarantees and standby letters of credit. They involve to varying degrees, elements of credit and interest rate risk in excess of amounts recognized on the consolidated balance sheets.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments and issuing letters of credit as they do for on-balance-sheet instruments.

The Company has extended a guarantee to a supplier for LMOD in which the Company agrees to unconditionally guarantee all obligations of LMOD to the supplier. It is anticipated that the maximum amount of the guarantee should not exceed $600,000; however, the amount of the guarantee is unlimited and the amount of the obligation may increase in the future.

NOTE 17 – Mandatory Redeemable Preferred Stock

The Company has issued 690,000 shares of Adjustable Rate Cumulative Preferred Stock, Series A, in a public offering at $25 per share less an underwriting discount of $1.0625 per share and other issuance costs amounting to $295,221. The preferred stock is redeemable, in whole or in part at the option of the Company, on any dividend payment date during the period from July 1, 2006, to June 30, 2008, at $25 per share plus accrued and unpaid dividends. Any shares of preferred stock not redeemed prior to July 1, 2008, are subject to mandatory redemption on that date by the Company at a price of $25 plus accrued dividends. Dividends on the preferred stock are paid quarterly at an annual rate of 5.37% for the dividend period commencing July 1, 2003, and ending June 30, 2008.

NOTE 17 – Mandatory Redeemable Preferred Stock (continued)

Mandatorily redeemable preferred stock consists of the following as of December 31, 2005 and 2004:

Redeemable Preferred stock, 1 cent par value, 3,000,000 shares authorized, 690,000 shares issued	$ 17,250,000
Redeemable Preferred Treasury stock, 15,809 shares, at cost	(395,225)
Mandatorily redeemable shares, net	$ 16,854,775

NOTE 18 – Retirement Plans

LPI and LMOD have 401(k) contribution plans for eligible employees. Employer contributions to the plans were $19,645, $16,910 and $19,469 for the years ended December 31, 2005, 2004 and 2003, respectively.

The Company provided a supplemental retirement benefit for an executive officer which is included in the management fee expense, totaling $130,610 for each of the years ended December 31, 2005, 2004 and 2003, respectively. These payments were made under the Management Agreement which was approved by the independent members of the Board of Directors of the Company.

NOTE 19 – Stockholders' Equity

The Company has two stock option plans, the 1997 Stock Option Plan and the 2003 Stock Option Plan (the Plans). In accordance with the Plans' provisions, the exercise prices for stock options may not be less than the fair market value of the optioned stock at the date of grant. The exercise price of all options granted was equal to the market value of the stock on the date of the grant. Options may be exercised based on the vesting schedule outlined in each agreement. Options granted under the Plans are considered "non-qualified stock options" as defined by the Internal Revenue Code. All options must be exercised within ten years of the date of grant.

Activity is summarized in the following table:

	2005		2004		2003	
	Shares	Weighted Average Price	Shares	Weighted Average Price	Shares	Weighted Average Price
OUTSTANDING - Beginning of Year	244,345	$ 9.30	330,345	$ 8.39	214,445	$ 10.37
Options						
Granted	-	-	-	-	115,900	4.72
Exercised	-	-	-	-	-	-
Forfeited	-	-	(75,000)	4.72	-	-
Expired	-	-	(11,000)	13.18	-	-
OUTSTANDING - End of Year	244,345	$ 9.30	244,345	$ 9.30	330,345	8.39
Exercisable at year end	219,805	$ 9.81	211,625	$ 10.01	213,345	10.36
Available for future grant at year end	225,655		225,655		239,655	
Total reserved shares	470,000		470,000		570,000	

NOTE 19 – Stockholders' Equity (continued)

The following table summarizes information about Plan awards outstanding at December 31, 2005:

	Options Outstanding			Options Exercisable	
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercisable Price	Number Exercisable	Weighted Average Exercise Price
$4.72 - 10.75	244,345	1.6 years	$ 9.30	219,805	$ 9.81

The Company applies APB Opinion 25 and related interpretations in accounting for the Plans. Accordingly, no compensation cost has been recognized for its stock option awards.

SFAS No. 123 encourages a "fair value" based method of accounting for stock-based compensation plans. Had compensation cost for the Company's Plans been determined based upon the fair value at the grant dates as prescribed by SFAS No. 123, the Company's pro forma net loss and loss per share would have been as follows:

	2005	2004	2003
Net loss			
As reported	$ (1,554,602)	$ (3,760,476)	$ (661,742)
Pro forma	$ (1,569,205)	$ (3,781,859)	$ (684,939)
Loss per share (basic and diluted)			
As reported	$ (0.42)	$ (1.01)	$ (0.18)
Pro forma	$ (0.42)	$ (1.01)	$ (0.18)

There were no options granted during 2005 or 2004. The weighted average fair value at date of grant for options granted during 2003 was $0.36. The fair value of options, at date of grant, for options granted in 2003 was estimated using the Black-Scholes option-pricing model with the following assumptions:

	2003
Expected life (years)	10 years
Risk-free interest rate	3.44%
Expected volatility	22.5%
Expected dividend yield	7%

NOTE 19 – Stockholders' Equity (continued)

A reconciliation of the numerators and denominators of loss per common share and loss per common share assuming dilution are:

	Loss	Shares	Per Share Amount
2005			
Loss	$ (1,554,602)	3,727,589	$ (0.42)
Effect of options		-	
Loss - assuming dilution	$ (1,554,602)	3,727,589	$ (0.42)
2004			
Loss	$ (3,760,476)	3,727,589	$ (1.01)
Effect of options		-	
Loss - assuming dilution	$ (3,760,476)	3,727,589	$ (1.01)
2003			
Loss	$ (661,742)	3,727,589	$ (0.18)
Effect of options		3,895	
Loss - assuming dilution	$ (661,742)	3,731,484	$ (0.18)

NOTE 20 – Income Taxes

Consumer Products:

The Company accounts for income taxes using an asset and liability approach which generally requires the recognition of deferred income tax assets and liabilities based on the expected future income tax consequences of events that have previously been recognized in the Company's consolidated financial statements or tax returns. In addition, a valuation allowance is recognized if it is more likely than not that some or all of the deferred income tax assets will not be realized in the foreseeable future.

The provision for income taxes included in the accompanying consolidated financial statements consists of the following components at December 31:

	2005	2004	2003
Current Expense (Benefit)			
Federal	$ -	$ -	$ -
State	-	-	-
	-	-	-
Deferred Expense (Benefit)			
Federal	-	2,351,756	(1,261,638)
State	-	333,468	(107,060)
	-	2,685,224	(1,368,698)
Total Provision for Income Taxes (Benefit)	$ -	$ 2,685,224	$ (1,368,698)

NOTE 20 – Income Taxes (continued)

There was no income tax benefit recognized for the year ended December 31, 2005, due to an increase in the valuation allowance. The income tax expense for the year ended December 31, 2004, resulted from a $2,685,224 additional charge to the valuation allowance for deferred income tax assets due to uncertainties regarding the realization of such assets in the near term. The deferred income tax assets were recognized in years prior to 2004. The deferred income tax benefit for the year ended December 31, 2003 was the result of the recognition of deferred income tax benefits of $1,368,698, which resulted primarily from the recognition of certain net operating losses and other tax carryforwards expected to be utilized for financial reporting purposes.

Tax expense is calculated on income (loss) before the elimination of intercompany expenses. A reconciliation of the consumer products segment's loss before income taxes to the loss subject to income taxes is as follows:

	2005	2004	2003
Loss before income taxes	$ (1,918,713)	$ (1,037,884)	$ (2,478,939)
Less intercompany eliminations	(1,051,272)	(769,319)	(1,196,791)
Loss subject to income taxes	$ (2,969,985)	$ (1,807,203)	$ (3,675,730)

A reconciliation of the federal statutory income tax rate to the effective income tax rate for the consumer products segment is as follows:

	2005	2004	2003
Federal income taxes at statutory rate	(34.0)%	(34.0)%	(34.0)%
State income taxes, net of federal benefit	(3.3)	(3.3)	(3.3)
Other	0.1	0.1	0.1
Benefit of current year federal and state net operating loss carryforwards and other deferred income tax assets not recognized	37.2	37.2	-
Effective income tax rate before changes in valuation allowance	-	-	(37.2)
Provision for valuation allowance on deferred income tax assets previously recognized	-	148.6	-
Effective Income Tax Expense (Benefit)	-	148.6%	(37.2)%

NOTE 20 – Income Taxes (continued)

Temporary differences that give rise to deferred income tax assets and liabilities consisted of the following as of December 31:

Deferred income tax assets:		
Accounts receivable allowances	$ 61,225	$ 61,129
Inventory allowances	195,472	125,726
Accrued liabilities	333,529	353,164
Federal net operating loss carryforwards	2,951,237	2,315,905
State net operating loss carryforwards	294,250	240,270
Deferred intercompany interest expense carryforwards	848,886	430,438
Total deferred income tax assets	4,684,599	3,526,632
Deferred income tax liabilities:		
Property and equipment depreciation	(97,560)	(146,217)
Other	(80,247)	(63,926)
Total deferred income tax liabilities	(177,807)	(210,143)
Deferred income tax assets - net	4,506,792	3,316,489
Valuation allowance	(4,506,792)	(3,316,489)
Net deferred income tax assets recognized in the consolidated balance sheets	$ -	$ -

In evaluating the consumer products segment's ability to realize the net deferred income tax assets, the Company considers all available evidence, both positive and negative, including past operating results, the existence of cumulative losses in the most recent fiscal years, tax planning strategies that are prudent and feasible, and the forecast of future taxable income. In considering this information, the Company is required to make certain assumptions and judgments based on plans and estimates. Any changes in the Company's assumptions and/or estimates may materially impact the consumer products segment's income tax expense. In the years ended December 31, 2005 and 2004, the consumer products segment provided valuation allowances of $1.19 million and $3.32 million, respectively. A portion of the valuation allowance is a significant component of the reconciliation between the provision for income taxes computed at the Federal statutory rate versus the effective rate.

NOTE 20 – Income Taxes (continued)

As of December 31, 2005, LMOD and LPI had unused net operating loss carryforwards of approximately $8.6 million available to offset against future federal taxable income and approximately $5.35 million to offset against future state taxable income. The use of the net operating loss carryforwards are subject to limitations. The carryforwards expire as follows:

	LMOD		LPI	
	Federal	State	Federal	State
2016	$ -	$ -	$ 500,000	$ -
2017	$ -	$ -	$ 700,000	$ 100,000
2018	$ -	$ -	$ 400,000	$ 400,000
2019	$ -	$ -	$ 200,000	$ 200,000
2022	$ -	$ 1,300,000	$ -	$ -
2023	$ 3,300,000	$ 1,300,000	$ -	$ -
2024	$ 1,700,000	$ 900,000	$ -	$ -
2025	$ 1,800,000	$ 1,150,000	$ -	$ -

As of December 31, 2005, LMOD and LPI had deferred intercompany interest expense carryforwards of approximately $2.1 million available to offset future federal and state taxable income. The carryforwards have no expiration date.

Financial Services:

At December 31, 2005, the Parent and its subsidiary, BMSBLC, qualified as a real estate investment trust under the Internal Revenue Code. Accordingly, they were not subject to income tax on taxable income that was distributed to shareholders. During 2005, 2004 and 2003, the Company took advantage of a provision in the tax law that allows a REIT to retain any capital gains on the sale of real estate properties and pay the corresponding tax on the gains. Gains on the sale of leased properties totaled $1,779,964, $309,718 and $518,967 in 2005, 2004 and 2003, respectively, and the corresponding tax paid by the Parent was $546,917, $128,371 and $183,695, respectively.

Consolidated:

Income tax (expense) benefit is summarized as follows:

	2005	2004	2003
Consumer products segment	$ -	$(2,685,224)	$ 1,368,698
Financial services segment	(546,917)	(128,371)	(183,695)
	$ (546,917)	$(2,813,595)	$ 1,185,003

As of January 1, 2006, the Parent and its subsidiary BMSBLC, merged into LMOD and will no longer qualify as a REIT. Therefore for the year ending December 31, 2006, the Company (consisting of the Parent, LMOD and LPI) will be operating as C Corporations under the Internal Revenue Code. The Company intends to file a consolidated federal income tax return for the year ending December 31, 2006.

NOTE 21 – Distributions

For the years ended December 31, 2005, 2004 and 2003, the Company's Board of Directors declared the following common stock distributions:

	2005	2004	2003
Total common stock distributions	$ -	$ 745,518	$ 1,491,015
Common stock distributions per share (tax basis)	$ -	$ 0.20	$ 0.40
Distribution in cash	$ -	$ 0.20	$ 0.40

NOTE 22 – Fair Value of Financial Instruments

The estimated fair values of financial instruments at December 31, 2005 and 2004 are as follows:

	2005		2004	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
FINANCIAL ASSETS				
Cash and cash equivalents	$ 287,173	$ 287,173	$ 646,137	$ 646,137
Accounts receivable	$ 2,831,259	$ 2,831,259	$ 2,081,321	$ 2,081,321
Interest receivable	$ 113,854	$ 113,854	$ 231,760	$ 231,760
Variable rate loans	$ 15,614,564	$ 15,614,564	$ 24,359,475	$ 24,359,475
Fixed rate loans	$ 8,175,057	$ 8,122,989	$ 8,481,368	$ 8,643,919
FINANCIAL LIABILITIES				
Short-term borrowings	$ 22,820,000	$ 22,820,000	$ 38,035,959	$ 38,035,959
Accounts payable	$ 990,013	$ 990,013	$ 748,352	$ 748,352
Fixed rate long-term debt				
Practicable to estimate fair value	$ 5,000,000	$ 5,289,034	$ 5,666,667	$ 6,250,894
Not practicable	$ 135,254	n/a	$ 1,322,807	n/a
Redeemable preferred stock	$ 16,854,775	$ 12,634,339	$ 16,854,775	$ 11,596,085

The estimated fair value of fee income on letters of credit at December 31, 2005 and 2004 is insignificant. Loan commitments on which the committed interest rate is less than the current market rate are also insignificant at December 31, 2005 and 2004.

NOTE 22 – Fair Value of Financial Instruments (continued)

The Company assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. As a result, fair values of the Company's financial instruments will change when interest rate levels change and that change may be either favorable or unfavorable to the Company. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are less likely to prepay in a rising rate environment and more likely to prepay in a falling rate environment.

The Company has loan participations with repurchase options. The underlying loans have various maturities and principal reductions which makes it impracticable to measure the fair value.

NOTE 23– Quarterly Financial Information (Unaudited)

		Quarters Ended (in thousands, except per share data)			
		3/31/05	6/30/05	9/30/05	12/31/05
Total revenues		$ 4,673	$ 3,589	$ 4,858	$ 6,541
Gross profit	(1)	$ 1,160	$ 973	$ 1,513	$ 1,448
Net operating income (loss) before income taxes and minority interest		$ 79	$ (941)	$ 81	$ 678
Net income (loss) available to common shareholders		$ (353)	$ (1,167)	$ (238)	$ 203
Basic earnings (loss) per common share	(2)	$ (0.09)	$ (0.31)	$ (0.06)	$ 0.05
Diluted earnings (loss) per common share	(2)	$ (0.09)	$ (0.31)	$ (0.06)	$ 0.05
		3/31/04	6/30/04	9/30/04	12/31/04
Total revenues		$ 4,163	$ 4,063	$ 6,611	$ 6,738
Gross profit	(1)	$ 1,018	$ 597	$ 2,052	$ 2,079
Net operating income (loss) before income taxes and minority interest		$ (505)	$ (637)	$ 447	$ 624
Net income (loss) available to common shareholders		$ (721) (3)	$ (852) (3)	$ 183 (3)	$ (2,370) (4)
Basic earnings (loss) per common share		$ (0.19)	$ (0.23)	$ 0.05	$ (0.64)
Diluted earnings (loss) per common share		$ (0.19)	$ (0.23)	$ 0.05	$ (0.64)

(1) Gross profit of consumer products segment only.
(2) Due to rounding, the amounts listed in the table above do not agree in total to annual amounts.
(3) Does not include a provision (benefit) for income taxes due to an increase in the deferred income tax valuation allowance.
(4) Includes a $2,685 provision (charge) to increase the deferred income tax valuation allowance for deferred income tax assets recognized in years prior to 2004.

THE MIDDLETON DOLL COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003

NOTE 24 – The Middleton Doll Company (Parent Company Only) Financial Information

CONDENSED BALANCE SHEETS

	December 31,	
	2005	2004
ASSETS		
Cash and cash equivalents	$ 33,540	$ 197,755
Investment in and advances to subsidiaries	22,321,917	23,714,965
Other assets	800	5,783
TOTAL ASSETS	$ 22,356,257	$ 23,918,503
LIABILITIES AND SHAREHOLDERS' EQUITY		
LIABILITIES		
Other liabilities	$ 13,900	$ 21,544
Preferred shares subject to mandatory redemption, net	16,854,775	16,854,775
Total Liabilities	16,868,675	16,876,319
SHAREHOLDERS' EQUITY	5,487,582	7,042,184
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 22,356,257	$ 23,918,503

NOTE 24 – The Middleton Doll Company (Parent Company Only) Financial Information (continued)

CONDENSED STATEMENTS OF OPERATIONS

	Years Ended December 31,		
	2005	**2004**	**2003**
REVENUES			
Interest on loans	$ 19,737	$ 188,066	$ 178,570
Gain on termination of interest rate swaps	-	-	129,030
Equity in income of BMSBLC	2,140,217	1,561,634	2,667,995
Equity in loss of other subsidiary	(2,729,265)	(4,470,914)	(2,285,499)
Other income	5,506	1,709	45,726
Total Income	(563,805)	(2,719,505)	735,822
EXPENSES			
Interest expense	-	13,610	42,947
Depreciation expense	-	-	57,875
Other operating expenses	85,696	140,289	126,659
Minority interest in loss of other subsidiary	-	(28,785)	(22,857)
Total Expenses	85,696	125,114	204,624
Net (loss) income	(649,501)	(2,844,619)	531,198
Preferred stock dividends	905,101	905,101	1,171,407
NET LOSS AVAILABLE TO COMMON SHAREHOLDERS	$ (1,554,602)	$ (3,749,720)	$ (640,209)

THE MIDDLETON DOLL COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003

NOTE 24 – The Middleton Doll Company (Parent Company Only) Financial Information (continued)

CONDENSED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2005	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES			
Net (loss) income	$ (649,501)	$ (2,844,619)	$ 531,198
Adjustments to reconcile net income available from common shareholders to net cash flows from operating activities			
Depreciation	-	-	57,875
Equity in subsidiaries' earnings	589,048	3,380,500	(405,353)
Dividends from subsidiaries	804,000	1,593,000	5,768,967
Net change in			
Interest receivable	-	-	769
Other assets	4,983	64,854	(18,492)
Other liabilities	(7,644)	21,506	(781)
Net Cash Flows from Operating Activities	740,886	2,215,241	5,934,183
CASH FLOWS FROM INVESTING ACTIVITIES			
Net principal payments received (loans made)	-	645,049	(892,522)
Proceeds from sale of equipment	-	15,529	-
Net Cash Flows from (used in) Investing Activities	-	660,578	(892,522)
CASH FLOWS FROM FINANCING ACTIVITIES			
Payments on notes payable	-	(1,025,000)	(2,455,000)
Preferred stock dividend paid	(905,101)	(905,101)	(1,171,407)
Common stock dividend paid	-	(756,274)	(1,512,548)
Net Cash Flows used in Financing Activities	(905,101)	(2,686,375)	(5,138,955)
Net Change in Cash and Cash Equivalents	(164,215)	189,444	(97,294)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	197,755	8,311	105,605
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 33,540	$ 197,755	$ 8,311

Schedule I
Condensed Financial Information of Registrant
(Refer to footnote 24 of the consolidated financial statements)

Schedule II
Valuation and Qualifying Accounts

Changes in the reserves deducted from assets in the consolidated balance sheets for each of the three years in the period ended December 31, 2005, are as follows:

	Balance at beginning of period	Additions	Deductions	Balance at end of period
Allowance for loan and lease losses:				
Year ended:				
December 31, 2005	$ -	-	-	$ -
December 31, 2004	$ 150,000	-	(150,000)	$ -
December 31, 2003	$ 150,000	-	-	$ 150,000
Allowance for doubtful accounts:				
Year ended:				
December 31, 2005	$ 154,833	925	(758)	$ 155,000
December 31, 2004	$ 555,738	(203,739)	(197,166)	$ 154,833
December 31, 2003	$ 332,386	387,039	(163,687)	$ 555,738
Allowance for obsolete inventory:				
Year ended:				
December 31, 2005	$ 319,412	227,241	(95,323)	$ 451,330
December 31, 2004	$ 128,284	308,950	(117,822)	$ 319,412
December 31, 2003	$ 96,757	31,527	-	$ 128,284
Deferred income taxes valuation allowance:				
Year ended:				
December 31, 2005	$ 3,316,489	1,190,303	-	$ 4,506,792
December 31, 2004	$ -	3,316,489	-	$ 3,316,489
December 31, 2003	$ -	-	-	$ -

Schedule IV
Mortgage Loans on Real Estate

Description		Interest Rate	Final Maturity Date	Periodic Payment Terms	Prior Liens	Face Amount of Mortgages	Carrying Amount of Mortgages as of 12/31/2005	Principal amount of loans subject to delinquent Principal or Interest
Commercial								
First Mortgage		5.69% to 8.50%	1/1/06 to 5/1/20	N/A	N/A	N/A	$ 22,552,088	$ 186,187
Second Mortgage		6.50% to 8.25%	1/1/06 to 2/1/08	N/A	N/A	N/A	847,745	$ 41,775
Third Mortgage		9.25%	10/1/08	N/A	N/A	N/A	165,344	
Total Commercial							23,565,177	
All others	(1)	N/A	N/A	N/A	N/A	N/A	224,444	$ 181,014
Total loans							$ 23,789,621	

(1) This category includes all non-mortgage loans on the balance sheet.

	For the Years Ended December 31, 2005	2004	2003
Loans on balance sheet,			
Beginning of period	$ 32,840,843	$ 52,285,926	$ 73,600,884
Additions during the period			
Loans made	8,543,210	9,903,422	7,861,267
Deductions during period			
Principal collected on loans	17,594,432	29,348,505	29,176,225
Loans on balance sheet, end of period	$ 23,789,621	$ 32,840,843	$ 52,285,926

Item 9. **Changes in and Disagreements with Accountants on Accounting and Financial Disclosure**

None.

Item 9A. **Controls and Procedures**

Based on an evaluation performed by the Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company's disclosure controls and procedures, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective as of December 31, 2005.

Based on an evaluation performed by the Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, there were no changes in the Company's internal control over financial reporting identified in such evaluation that occurred during the quarter ended December 31, 2005 that has materially affected, or is likely to materially affect, the Company's internal control over financial reporting.

Item 9B. **Other Information**

None.

Part III

Item 10. **Directors and Executive Officers of the Registrant**

The information called for by Item 401 of Regulation S-K with respect to the directors of the registrant and by Item 405 of Regulation S-K is incorporated herein by reference from the registrant's definitive Proxy Statement involving the election of directors filed or to be filed pursuant to Regulation 14A not later than 120 days after December 31, 2005 (the "Proxy Statement") under the headings "Election of Directors" and "Security Ownership of Certain Beneficial Owners and Management – Section 16(a) Beneficial Ownership Reporting Compliance". In accordance with General Instructions G(3) to Form 10-K, the information with respect to executive officers of the Company required by Item 401 of Regulation S-K has been included in Part I hereof.

The information concerning the audit committee financial expert and the identification of the audit committee members required pursuant to Items 401(h) and 401(i) of Regulation S-K is incorporated herein by reference from registrant's Proxy Statement under the heading "The Board of Directors and Its Committees".

The Company has adopted a Financial Officers Code of Ethics for its Chief Executive Officer, its Chief Financial Officer and Controller (the "Code of Ethics"). The Company has posted a copy of the Code of Ethics on the Company's website at www.themiddletondollcompany.com. The Company intends to satisfy the disclosure requirement of Item 10 of Form 8-K regarding amendments to, or waivers from the Code of Ethics by posting such information on its website at www.themiddletondollcompany.com.

Item 11. **Executive Compensation**

The information called for by Item 11 is incorporated herein by reference from the registrant's Proxy Statement under the heading "Executive Compensation", provided, however, that the subsection entitled "Compensation Committee Report" shall not be deemed to be incorporated by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information called for in Item 201(d) of Regulation S-K is incorporated herein by reference from the registrant's Proxy Statement under the heading "Executive Compensation – Equity Compensation Plan Information" and the information required under Item 403 of Regulation S-K is incorporated herein by reference from the registrant's Proxy Statement under the heading "Security Ownership of Certain Beneficial Owners and Management".

Item 13. Certain Relationships and Related Transactions

The information called for by Item 13 is incorporated herein by reference from the registrant's Proxy Statement under the heading "Related Party Transactions".

Item 14. Principal Accountant Fees and Services

The information called for by Item 14 is incorporated herein by reference from the registrant's Proxy Statement under the heading "Proposal No. 2 – Ratification of Appointment of Independent Auditors".

Part IV

Item 15. Exhibits and Financial Statement Schedules

1. Exhibits

   Reference is made to the separate exhibit index contained on pages 66, 67 and 68 hereof.

2. Financial Statements and Financial Statement Schedules

   Reference is made to the separate index in Item 8 of this Annual Report on From 10-K with respect to the financial statements and schedules filed herewith.

SIGNATURES

In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on March 31, 2006.

THE MIDDLETON DOLL COMPANY

By:/s/ Salvatore L. Bando
Salvatore L. Bando,
President and Chief Executive Officer

In accordance with the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on March 31, 2006.

Signature	Title
/s/ Salvatore L. Bando Salvatore L. Bando	President and Chief Executive Officer, Director
/s/ Craig R. Bald Craig R. Bald	Vice President Finance and Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ Kenneth A. Werner, Jr. Kenneth A. Werner, Jr.	Director
/s/ Peter A. Fischer Peter A. Fischer	Director
/s/ David A. Geraldson, Sr. David A. Geraldson, Sr.	Director

INDEX TO EXHIBITS

Exhibit No.	Exhibit Description
2.1	Articles of Incorporation, as amended (incorporated by reference to Exhibit 3.1 to the Company's Form 10-Q for the quarterly period ended March 31, 1997).
2.2	Amendment to Articles of Incorporation, changing name to "The Middleton Doll Company" (incorporated by reference to Exhibit 3.1 to the Company's Form 10-Q for the quarterly period ended June 30, 2001).
2.3	By-laws (incorporated by reference to Exhibit 3.2 to the Company's Form 10-Q for the quarterly period ended March 31, 1997).
4.1	Instruments defining the Rights of Security Holders (incorporated by reference to Exhibit 3.1 to the Company's Form 10-Q for the quarterly period ended March 31, 1997).
4.2	Amended and Restated Credit Agreement dated April 30, 1999, by and among Bando McGlocklin Small Business Lending Corporation, Firstar Bank Milwaukee, N.A., as agent, and the Financial Institutions parties thereto (incorporated by reference to Exhibit 4.1 to the Company's Form 10-Q for the quarterly period ended March 31, 1999).
4.3	First Amendment to Amended and Restated Credit Agreement between Bando McGlocklin Small Business Lending Corporation and Firstar Bank, as agent for the Lenders, dated February 28, 2000 (incorporated by reference to Exhibit 4.3 to the Company's Form 10-K for the year ended December 31, 2000).
4.4	Second Amendment to Amended and Restated Credit Agreement between Bando McGlocklin Small Business Lending Corporation and Firstar Bank, as agent for the Lenders, dated April 28, 2000 (incorporated by reference to Exhibit 4.3 to the Company's Form 10-Q for the quarterly period ended June 30, 2000).
4.5	Third Amendment to Amended and Restated Credit Agreement between Bando McGlocklin Small Business Lending Corporation and Firstar Bank, as agent for the Lenders, dated June 30, 2000 (incorporated by reference to Exhibit 4.4 to the Company's Form 10-Q for the quarterly period ended June 30, 2000).
4.6	Fourth Amendment to Amended and Restated Credit Agreement among Bando McGlocklin Small Business Lending Corporation, the financial institutions party thereto and Firstar Bank, N.A., as agent for the Lenders, dated June 29, 2001 (incorporated by reference to Exhibit 4.2 to the Company's Form 10-Q for the quarterly period ended June 30, 2001).
4.7	Fifth Amendment to Amended and Restated Credit Agreement among Bando McGlocklin Small Business Lending Corporation, the financial institutions party thereto and US Bank National Association (formerly Firstar Bank, N.A.), as agent for the Lenders, dated June 28, 2002 (incorporated by reference to Exhibit 4.2 to the Company's Form 10-Q for the quarterly period ended June 30, 2002).
4.8	Sixth Amendment to Amended and Restated Credit Agreement among Bando McGlocklin Small Business Lending Corporation, the financial institutions party thereto and US Bank National Association, as agent for the Lenders, dated February 24, 2003 (incorporated by reference to Exhibit 4.8 to the Company's Form 10-K for the year ended December 31, 2002).

Exhibit No.	Exhibit Description
4.9	Seventh Amendment to Amended and Restated Credit Agreement among Bando McGlocklin Small Business Lending Corporation, the financial institutions party thereto and US Bank National Association (formerly Firstar Bank, N.A.) dated June 27, 2003 (incorporated by reference to Exhibit 4.1 to the Company's Form 10-Q for the quarterly period ended June 30, 2003).
4.10	Eighth Amendment to Amended and Restated Credit Agreement among Bando McGlocklin Small Business Lending Corporation, the financial institutions party thereto and US Bank National Association (formerly Firstar Bank, N.A.) dated June 25, 2004 (incorporated by reference to Exhibit 4.1 to the Company's Form 10-Q for the quarterly period ended June 30, 2004).
4.11	Ninth Amendment to Amended and Restated Credit Agreement among Bando McGlocklin Small Business Lending Corporation, the financial institutions party thereto and US Bank National Association (formerly Firstar Bank, N.A.) dated May 17, 2005 (incorporated by reference to Exhibit 4.11 to the Company's Form 10-K for the year ended December 31, 2005).
4.12	Tenth Amendment to Amended and Restated Credit Agreement among Bando McGlocklin Small Business Lending Corporation, the financial institutions party thereto and US Bank National Association (formerly Firstar Bank, N.A., successor by merger to Firstar Bank Milwaukee, N.A.), as Agent, dated June 24, 2005 (incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K, dated June 24, 2005, as filed with the Securities and Exchange Commission on July 22, 2005).
4.13	Master Note Purchase Agreement dated January 1, 1997, between the State of Wisconsin Investment Board, Bando McGlocklin Small Business Lending Corporation and Bando McGlocklin Capital Corporation (incorporated by reference to Exhibit 4.7 to the Company's Form 10-Q for the quarterly period ended March 31, 1997).
4.14	First Amendment to Master Note Purchase Agreement dated June 1, 1998, by and among the State of Wisconsin Investment Board, Bando McGlocklin Small Business Lending Corporation and Bando McGlocklin Capital Corporation (incorporated by reference to Exhibit 4.2 to the Company's Form 10-Q for the quarterly period ended June 30, 1998).
4.15	Third Amended and Restated Credit Agreement dated June 1, 1998, by and among State of Wisconsin Investment Board, Bando McGlocklin Small Business Lending Corporation and Bando McGlocklin Capital Corporation (incorporated by reference to Exhibit 4.1 to the Company's Form 10-Q for the quarterly period ended June 30, 1998).
10.1*	Bando McGlocklin Capital Corporation 1997 Stock Option Plan (incorporated by reference to Exhibit 10.4 to the Company's Form 10-Q for the quarterly period ended March 31, 1997).
10.2*	The Middleton Doll Company 2003 Stock Option Plan (incorporated by reference to Appendix A to the definitive Proxy Statement of The Middleton Doll Company dated April 4, 2003).
10.3	Second Amended and Restated Management Services and Allocation of Expenses Agreement dated January 1, 2004, by and between InvestorsBank, The Middleton Doll Company, Bando McGlocklin Small Business Lending Corporation and Lee Middleton Original Dolls, Inc. (incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q for the quarterly period ended March 31, 2004).

10.4	Loan and Real Estate Services Agreement dated October 14, 2005, by and between InvestorsBank, The Middleton Doll Company, and Bando McGlocklin Small Business Lending Corporation.
10.5	Asset Purchase Agreement dated January 4, 2006, by and between InvestorsBank, The Middleton Doll Company, and Lee Middleton Original Dolls, Inc. (incorporated by reference to Exhibit 2 to Current Report on Form 8-K, dated January 4, 2006, as filed with the Securities and Exchange Commission on January 10, 2006).
11	Statement Regarding Computation of Per Share Earnings
21	List of subsidiaries of The Middleton Doll Company
31.1	Certification of Chief Executive officer
31.2	Certification of Chief Financial Officer
32.1	Written Statement of the President and Chief Executive Officer of The Middleton Doll Company pursuant to 18 U.S.C. Section 1350.
32.2	Written Statement of the President and Chief Financial Officer of The Middleton Doll Company pursuant to 18 U.S.C. Section 1350.

* Represents a management compensatory plan or arrangement.

Exhibit 11

The Middleton Doll Company and Subsidiaries
Computation Of Net Loss Per Common Share

	For the Year Ended December 31,		
	2005	**2004**	**2003**
Net loss available to common shareholders	$ (1,554,602)	$ (3,760,476)	$ (661,742)
Determination of shares:			
Weighted average common shares outstanding (basic)	3,727,589	3,727,589	3,727,589
Assumed conversion of stock options	-	-	3,895
Weighted average common shares outstanding (diluted)	3,727,589	3,727,589	3,731,484
Basic loss per share	$ (0.42)	$ (1.01)	$ (0.18)
Diluted losss per share	$ (0.42)	$ (1.01)	$ (0.18)

Exhibit 21

List of Subsidiaries

The Company has the following subsidiaries, each of which is 100% owned by the Company:

Name of Subsidiary	*Jurisdiction of Incorporation*
Lee Middleton Original Dolls, Inc.	Wisconsin
License Products, Inc. (1)	Wisconsin

(1) Lee Middleton Original Dolls, Inc. owns 100% of the common stock.

Exhibit 31.1

I, Salvatore L. Bando certify that:

1. I have reviewed this annual report on Form 10-K of The Middleton Doll Company;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):
   (a) All significant deficiencies and material weakness in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 31, 2006

/s/ Salvatore L. Bando
Salvatore L. Bando
President and Chief Executive Officer

Exhibit 31.2

I, Craig R. Bald certify that:

1. I have reviewed this annual report on Form 10-K of The Middleton Doll Company;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):
   (a) All significant deficiencies and material weakness in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 31, 2006

/s/ Craig R. Bald
Craig R. Bald
Vice President Finance and
Chief Financial Officer

Exhibit 32.1

Written Statement of the President and Chief Executive Officer of The Middleton Doll Company Pursuant to 18 U.S.C. § 1350

Solely for the purposes of complying with 18 U.S.C. § 1350, I, the undersigned President and Chief Executive Officer of The Middleton Doll Company (the "Company"), hereby certify, based on my knowledge, that the Annual Report of Form 10-K of the Company for the period ended December 31, 2005 (the "Report") fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and that information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 31, 2006

/s/ Salvatore L. Bando
Salvatore L. Bando
President and Chief Executive Officer

Exhibit 32.2

Written Statement of the Vice President - Finance and Chief Financial Officer of The Middleton Doll Company Pursuant to 18 U.S.C. § 1350

Solely for the purposes of complying with 18 U.S.C. § 1350, I, the undersigned Vice President - Finance and Chief Financial Officer of The Middleton Doll Company (the "Company"), hereby certify, based on my knowledge, that the Annual Report of Form 10-K of the Company for the period ended December 31, 2005 (the "Report") fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and that information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 31, 2006

/s/ Craig R. Bald
Craig R. Bald
Vice President Finance and
Chief Financial Officer